Act: 1933
~~Section:~~ FORM S3
Rule:
Public Availability: 7-3-2013



13003227

PE 7/2/2013 DC



NO ACT

13003229

Received SEC

JUL 03 2013

Washington, DC 20549

July 3, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Starburst II, Inc. and Sprint Nextel Corporation
Incoming letter dated July 2, 2013

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Transaction will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and New Sprint will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- New Sprint may take into account Sprint's and Clearwire's reporting histories under the Exchange Act in determining its eligibility to use Form S-3. Sprint's and Clearwire's reporting histories under the Exchange Act may also be used in determining whether New Sprint: (1) "meets the requirements for use of Form S-3" within the meaning of Form S-4; and (2) "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- The Division will not object if New Sprint, as successor to Sprint, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by Sprint's currently effective registration statements on Form S-3 and Form S-8, provided that New Sprint adopts Sprint's registration statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- Sprint's and Clearwire's Exchange Act reporting histories may be taken into account when determining New Sprint's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in Sprint Common Stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of New Sprint Common Stock that may be sold pursuant to Rule 144(e).

- New Sprint may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(a)(3).

In arriving at our position, we note the following.

- The Transaction will not alter the nature of the business conducted by Sprint, which New Sprint will continue to conduct after the Transaction closes.
- The only difference in assets between Sprint (before the Transaction closes) and New Sprint will consist of SoftBank's cash investments in Sprint and the minority interest in Clearwire that Sprint did not own before the Clearwire Acquisition.
- The Form S-4, the Supplement and subsequent reports on Form 8-K include or will include or incorporate extensive disclosure regarding Sprint, New Sprint, Clearwire and the Transaction, including historical and pro forma financial statements.
- Both Sprint and Clearwire meet the conditions set forth in General Instructions I.A.1., I.A.2., I.A.3., and I.A.5 of Form S-3, and New Sprint will meet these conditions after the Transaction closes.
- Sprint has a "widespread following in the marketplace" that is expected to continue as to New Sprint after the Transaction closes.

Our positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Michael J. Reedich
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

July 3, 2013

Mail Stop 4561

David M. Lynn
Morrison Foerster
2000 Pennsylvania Avenue, N.W.
Washington, DC 20006-1888

**Re: Starburst II, Inc.
And Sprint Nextel Corporation**

Dear Mr. Lynn: David

In regard to your letter of July 2, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA, DENVER, SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BRUSSELS, BEIJING, SHANGHAI, HONG KONG

Writer's Direct Contact
202.887.1563
Dlynn@mofo.com

July 2, 2013

Securities Exchange Act of 1934—Rules 12g-3(a) and 12b-2
Securities Act of 1933—Rule 414
Securities Act of 1933—Forms S-3, S-4, and S-8
Securities Act of 1933—Rule 144
Securities Act of 1933—Section 4(3) and Rule 174

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Starburst II, Inc. and Sprint Nextel Corporation (Commission File No. 001-04721)

Ladies and Gentlemen:

We are counsel to Starburst II, Inc., a Delaware corporation ("***New Sprint***") and New Sprint's wholly owned subsidiary, Starburst III, Inc., a Kansas corporation ("***Merger Sub***"), and on behalf of such entities and Sprint Nextel Corporation, a Kansas corporation ("***Sprint***"), request advice of the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "***Securities Act***"), and the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), arising out of a proposed plan to: (i) consummate a merger transaction, pursuant to which Merger Sub will merge with and into Sprint, with Sprint surviving the merger as a wholly owned subsidiary of New Sprint (the "***Sprint Merger***") pursuant to that certain agreement and plan of merger by and among SoftBank Corp., a Japanese *kabushiki kaisha* ("***SoftBank***"), Sprint, Starburst I, Inc. ("***HoldCo***"), New Sprint, and Merger Sub dated as of October 15, 2012, as amended (the "***Merger Agreement***"); and (ii) consummate Sprint's acquisition of all of the equity interests of Clearwire Corporation (together with Clearwire Communications LLC, "***Clearwire***") not currently owned by Sprint (the "***Clearwire Acquisition,***" and, together with the Sprint Merger, the "***Transaction***"). The Sprint Merger is expected to be closed in July 2013 and at such time New Sprint will be renamed "Sprint Corporation." The Clearwire Acquisition is expected to be closed either shortly before or shortly after the closing of the Sprint Merger. New Sprint is applying to have the New Sprint Common Stock (as defined below) listed on the New York Stock Exchange (the "***NYSE***") under the proposed symbol "S," the same ticker symbol currently used by Sprint.

Background Information

1. Sprint

Sprint was incorporated in Kansas in 1938. Sprint is authorized to issue 6,620,000,000 shares of capital stock as follows: (i) 6,000,000,000 shares of Series 1 voting common stock, par value $2.00 per share (the "***Sprint Common Stock***"); (ii) 500,000,000 shares of Series 2 voting common stock, par value $2.00 per share (the "***Sprint Series 2 Common Stock***"); (iii) 100,000,000 shares of non-voting common stock, par value $0.01 per share (the "***Sprint Non-Voting Stock***"); and (iv) 20,000,000 shares of preferred stock, par value $0.01 per share (the "***Sprint Preferred Stock***"). As of July 1, 2013, 3,024,073,574 shares of Sprint Common Stock were issued and outstanding, and no shares of Sprint Series 2 Common Stock, Sprint Non-Voting Stock, or Sprint Preferred Stock were issued and outstanding. Sprint Common Stock is registered under Section 12(b) of the Exchange Act and is listed on the NYSE under the symbol "S." Sprint is a large accelerated filer pursuant to Rule 12b-2 under the Exchange Act and had a market capitalization of approximately $21.4 billion as of July 1, 2013. The only classes of securities with respect to which Sprint has a reporting obligation under the Exchange Act is the Sprint Common Stock and the following Sprint debt securities:

Security	Commission File Number
6.875% Notes due 2028	Commission File Number 001-04721 (filed November 12, 1998)
11.5% Notes due 2021 and 9.125% Notes due 2017	Commission File Number 333-180513 (filed April 2, 2012 and amended July 2, 2012)
7.00% Notes due 2020	Commission File Number 333-171301 (filed August 13, 2012)
6.00% Notes due 2022	Commission File Number 333-171301 (filed November 9, 2012)

Sprint currently maintains an automatic shelf registration statement on Form S-3, Commission File Number 333-171301 (filed December 21, 2010) (the "***Shelf Registration Statement***"). Sprint has been a reporting company under the Exchange Act for over fifty years and is current in all of its reporting obligations thereunder.

As of July 1, 2013, Sprint sponsored three equity incentive plans: the 2007 Omnibus Incentive Plan; the Nextel Communications, Inc. Amended and Restated Incentive Equity Plan; and the 1997 Long-Term Incentive Program (together, the "***Compensation Plans***"). Sprint also sponsors an Employee Stock Purchase Plan (the "***ESPP***"), the Sprint Nextel Deferred Compensation Plan (the "***Sprint Nextel Deferred Compensation Plan***"), the Sprint Executive Deferred Compensation Plan (the "***Executive Deferred Compensation Plan***" and together with the Sprint Nextel Deferred Compensation Plan, the "***Deferred Compensation Plans***"). We refer collectively to the Compensation Plans, the ESPP, and the Deferred Compensation Plans as the "***Incentive Plans***." As of July 1, 2013, 62,889,804 shares of Sprint Common Stock were subject to outstanding options or underlying restricted stock units issued under the Compensation Plans. Sprint maintains effective registration statements on Form S-8 with respect to each of the Incentive Plans.

The Commission File Numbers for the Incentive Plans are set forth below:

Incentive Plan	Commission File Number(s)
2007 Omnibus Incentive Plan	Commission File Number 333-142702 (filed May 8, 2007)
Nextel Communications, Inc. Amended and Restated Incentive Equity Plan	Commission File Number 333-127426 (filed August 11, 2005)
1997 Long-Term Incentive Program	Commission File Number 333-54108 (filed January 1, 2001 and amended February 12, 2004 and April 29, 2004) Commission File Number 333-59124 (filed April 18, 2001 and amended February 12, 2004 and April 29, 2004) Commission File Number 333-103691 (filed March 10, 2003 and amended February 12, 2004 and April 29, 2004) Commission File Number 333-111956 (filed January 16, 2004 and amended June 28, 2004) Commission File Number 333-115621 (filed May 19, 2004) Commission File Number 333-124189 (filed April 20, 2005)
Employee Stock Purchase Plan	Commission File Number 333-115607 (filed May 19, 2004) Commission File Number 333-159330 (filed May 19, 2009)
Sprint Nextel Deferred Compensation Plan Sprint Executive Deferred Compensation Plan	Commission File Number 333-130277 (filed December 12, 2005)

Sprint (together with its consolidated subsidiaries) is a communications company offering a comprehensive range of wireless and wireline communications products and services that are designed to meet the needs of individual consumers, businesses, government subscribers and resellers. Sprint's operations are organized to meet the needs of its targeted subscriber groups through focused communications solutions that incorporate the capabilities of its wireless and wireline services. Sprint is the third largest wireless communications company in the U.S. based on wireless revenue, one of the largest providers of wireline long distance services, and one of the largest carriers of Internet traffic in the nation. Sprint's services are provided through its ownership of extensive wireless networks, an all-digital global long distance network and a Tier 1 Internet backbone.

2. *New Sprint and Merger Sub*

New Sprint and Merger Sub are wholly owned subsidiaries of SoftBank, formed by SoftBank specifically for the transactions contemplated by the Merger Agreement. New Sprint is a "business combination related shell company" under applicable provisions of the Securities Act that was formed by SoftBank for the sole purpose of completing the transactions contemplated by the Merger Agreement and the Bond Purchase Agreement (as defined below). The issuance of the New Sprint Common Stock to Sprint's stockholders has been registered on a registration statement on Form S-4 (File No. 333-186448), which was declared effective on May 1, 2013, and which was amended by an exhibits-only post-effective amendment dated June 13, 2013 (the "***Form S-4***"). The Form S-4 also contains the definitive prospectus and the definitive proxy statement for the Special Meeting of Sprint stockholders required to approve the Sprint Merger. The proxy statement and prospectus was supplemented on June 13, 2013 pursuant to a proxy statement –prospectus filed with the Commission under Rule 424(b)(3) of the Securities Act (the "***Supplement***).

To date, neither New Sprint nor Merger Sub has conducted any activities other than those incident to their formation, the matters contemplated by the Merger Agreement, the Bond Purchase Agreement and the preparation of the Form S-4 and the Supplement. Pursuant to the Merger Agreement, Merger Sub will merge with and into Sprint, with Sprint surviving the Sprint Merger as a wholly owned subsidiary of New Sprint. As of the consummation of the Sprint Merger, the assets and business of New Sprint will consist exclusively of those of Sprint (including any remaining proceeds from the sale and issuance of the Bond, as defined and discussed below). New Sprint will be renamed "Sprint Corporation" and Sprint, as an operating subsidiary after the Sprint Merger, is expected to be renamed "Sprint Communications Inc." After the Sprint Merger is completed, New Sprint will be a "controlled company" under the rules of the NYSE, as discussed below. In connection with the effectiveness of the Form S-4, New Sprint has reporting obligations under Section 15(d) of the Exchange Act with respect to the New Sprint Common Stock. New Sprint is current in all of its reporting obligations thereunder.

Immediately prior to the closing of the Sprint Merger, the authorized share capital of New Sprint will be 10,020,000,000 shares, divided into 9,000,000,000 shares of common stock, par value $0.01 per share (the "***New Sprint Common Stock***"), 1,000,000,000 shares of non-voting common stock, par value $0.01 per share and 20,000,000 shares of preferred stock, par value $0.01 per share. Immediately prior to the consummation of the Sprint Merger, HoldCo's interest in New Sprint will be converted into New Sprint Common Stock pursuant to the terms of the Merger Agreement such that, upon the closing of the Sprint Merger, it is expected that HoldCo and former Sprint equityholders will hold approximately 78% and 22% of New Sprint, respectively, on a fully diluted basis.

3. SoftBank and HoldCo

SoftBank was established in 1981. It currently is engaged in various businesses in the information industry, including mobile communications (through its subsidiary, SoftBank Mobile Corp.), broadband services (through its subsidiary, SoftBank BB Corp.), fixed-line telecommunications (through its subsidiary, SoftBank Telecom Corp.), and portal services (through its consolidated subsidiary, Yahoo Japan Corporation). As of the end of its fiscal year ended March 31, 2013, SoftBank had 150 consolidated subsidiaries in total and had investments in 83 companies that it accounted for on an equity-method basis. By generating synergies among SoftBank's portfolio companies, as well as working with companies around the world that share its vision, SoftBank's goal is to become the world leader in mobile Internet while creating new value for customers and using the Information Revolution to contribute to the well-being of people and society.

HoldCo is a wholly owned subsidiary of SoftBank, formed by SoftBank specifically to hold securities of New Sprint in connection with the transactions contemplated by the Merger Agreement.

4. Clearwire Corporation

Clearwire is a Delaware corporation and a leading provider of 4G wireless broadband services, offering services in areas of the U.S. where more than 130 million people live. Clearwire holds the deepest portfolio of wireless spectrum available for data services in the United States. Clearwire serves retail customers through its own CLEAR® brand as well as through wholesale relationships with some of the leading companies in the retail, technology and telecommunications industries, including Sprint and NetZero. Clearwire is constructing a next-generation 4G LTE Advanced-ready network to address the capacity needs of the market, and is also working closely with the Global TDD-LTE Initiative and China Mobile to further the TDD-LTE ecosystem. Clearwire's Class A Common Stock is publicly traded on NASDAQ under the symbol "CLWR." As of May 20, 2013, Sprint beneficially owned 50.2% of the equity interests Clearwire entitled to vote at the special meeting of Clearwire stockholders being held for the purpose of approving the Clearwire Acquisition (the "***Clearwire Special Meeting***"), which requires the approval of a majority of Clearwire stockholders not affiliated with Sprint or SoftBank.

Transaction Overview

1. The Sprint Merger

On October 15, 2012, Sprint, SoftBank, HoldCo, New Sprint, and Merger Sub entered into and announced the Merger Agreement, which was amended on November 29, 2012, April 12, 2013 and June 10, 2013. In connection with the Sprint Merger, SoftBank will invest approximately $21.6 billion in Sprint, consisting of approximately $16.6 billion to be paid to existing Sprint stockholders and $5.0 billion of new capital (such new capital includes New Sprint's acquisition of the Bond) to be used for, among other purposes, strengthening Sprint's balance sheet. As described in more detail below, the Sprint Merger is not conditioned on the closing of the Clearwire Acquisition.

On October 22, 2012, pursuant to the terms of the Bond Purchase Agreement between Sprint and New Sprint dated October 15, 2012 and amended on June 10, 2013 (the "***Bond Purchase Agreement***"), Sprint issued and New Sprint purchased a convertible bond in the principal amount of $3.1 billion (the "***Bond***"). Sprint may not voluntarily prepay the Bond in whole or in part prior to October 15, 2019, the maturity date. At any time after the Merger Agreement has been terminated and the Sprint Merger has not occurred, the holders of the Bond may convert the Bond (or portions thereof) into Sprint Common Stock, subject to receipt of all required regulatory approvals, as provided in the Bond Purchase Agreement. Subject to election by New Sprint, all Bonds will automatically convert into Sprint Common Stock immediately prior to a change of control with respect to Sprint. In addition, the Bond Purchase Agreement provides that the Bond will automatically convert immediately prior to the consummation of the Sprint Merger. New Sprint has the right to convert the Bond immediately prior to any repayment of the Bond. The conversion rate of the Bond is 190.476190322581 shares of Sprint Common Stock for each $1,000 of principal, subject to certain adjustments, with cash being paid in lieu of any fractional shares. Pursuant to the amendment to the Bond Purchase Agreement on June 10, 2013, Sprint agreed that upon consummation of an alternative transaction with a third party following certain qualifying termination events, New Sprint may suspend conversion of the Bond and can cause Sprint to purchase the Bond at a price, subject to adjustment, that consists of the principal and accrued interest of the Bond, plus the aggregate net value of Sprint Common Stock that would otherwise be issuable upon conversion of the Bond determined by subtracting the initial $5.25 per share conversion price of the Bond from the volume-weighted average price of Sprint Common Stock into which the Bond would otherwise be convertible over a period of 30 trading days ending on the date the Merger Agreement is terminated. As a result of its purchase of the Bond, as of June 7, 2013, New Sprint beneficially held 16.3% of the outstanding shares of Sprint Common Stock (giving effect to the conversion of the Bond), as reflected in the Supplement.

In the Sprint Merger, each Sprint stockholder is entitled to elect to receive, with respect to each share of Sprint Common Stock held by it, subject to the proration and allocation rules contained in the Merger Agreement, either $7.65 in cash or one share of New Sprint Common Stock. If a Sprint stockholder holds more than one share of Sprint Common Stock, that stockholder may elect to receive cash as to some of its shares of Sprint Common Stock and New Sprint Common Stock as to other shares of Sprint Common Stock, subject to such proration and allocation rules. Under the terms of the Merger Agreement, because the aggregate cash consideration that Sprint stockholders will be entitled to receive in the Sprint Merger is fixed at $16.64 billion, upon the consummation of the Sprint Merger, an aggregate of approximately 2,175,163,399 of the outstanding shares of Sprint Common Stock (representing approximately 72% of the outstanding Sprint Common Stock calculated as of June 7, 2013) will be entitled to be exchanged for $7.65 in cash (assuming there are no dissenting stockholders who perfect their appraisal rights). All remaining outstanding shares of Sprint Common Stock (representing approximately 28% of the outstanding Sprint Common Stock calculated as of June 7, 2013) will be exchanged for New Sprint Common Stock on a one-for-one basis. Between the date of the announcement and the consummation of the Sprint Merger, the number of shares of Sprint Common Stock outstanding may vary, and accordingly the number of shares of Sprint Common Stock that will ultimately be exchanged for shares of New Sprint Common Stock in the Sprint Merger will also vary; provided, however, that pursuant to the terms of the Merger Agreement, in no event will the Sprint Merger result in former Sprint stockholders and other former equityholders of Sprint owning in excess of approximately 22.333% of the fully diluted equity of New Sprint at the effective time of the Sprint Merger (excluding shares of New Sprint Common Stock issuable upon exercise by HoldCo of the Warrant, discussed below).

Pursuant to the Merger Agreement, concurrent with the consummation of the Sprint Merger, New Sprint will issue to HoldCo a warrant (the "***Warrant***") to purchase up to 54,579,924 fully paid and nonassessable shares of New Sprint Common Stock (subject to anti-dilution adjustments), at an exercise price of $5.25 per share (subject to anti-dilution adjustments). The Warrant will be exercisable at the option of HoldCo, in whole or in part, at any time after the issuance of the Warrant until the fifth anniversary of the issuance date. The aggregate purchase price of the Warrant may be paid by either cash or, at the option of HoldCo, through a customary cashless exercise process.

On April 15, 2013, DISH Network Corporation ("***DISH***") issued a press release announcing that it had submitted a merger proposal to the Sprint board of directors including total consideration of $25.5 billion, consisting of $17.3 billion in cash and $8.2 billion in stock (the "***DISH Proposal***"). On June 21, 2013, DISH announced its determination to abandon the DISH Proposal.

On June 25, 2013, Sprint reconvened its special meeting of stockholders to adopt the Merger Agreement. Sprint stockholders adopted the Merger Agreement, with approximately 98% of the votes cast voting in favor of the Merger Agreement, representing approximately 80% of the outstanding shares of Sprint Common Stock as of April 18, 2013, the record date for the Sprint special meeting.

As of the date hereof, a number of the significant conditions to the Sprint Merger have been satisfied, including (i) approval by Sprint stockholders of the Sprint Merger, (ii) expiration of the waiting period applicable to the closing of the Sprint Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) obtaining all required consents to the Sprint Merger by state regulatory agencies, (iv) confirmation that the Committee on Foreign Investments in the United States has completed its review of the Sprint Merger with no unresolved national security concerns and (v) acceptance by the Defense Security Service of a commitment to implement certain national security measures following the Sprint Merger pursuant to a National Security Agreement entered into between HoldCo, SoftBank and certain U.S. government parties (the "***National Security Agreement***"). As of the date hereof, Sprint and New Sprint expect to close the Sprint Merger in July 2013.

Following the effective time of the Sprint Merger, SoftBank will beneficially own approximately 77.667% of New Sprint, on a fully diluted basis, assuming HoldCo does not exercise any portion of the Warrant (and excluding shares issuable upon exercise of the Warrant) and assuming there are no dissenting stockholders who perfect their appraisal rights. If HoldCo fully exercises the Warrant, SoftBank will beneficially own approximately 78% of New Sprint following the effective time of the Sprint Merger, on a fully diluted basis, assuming there are no dissenting stockholders who perfect their appraisal rights. If there are any dissenting stockholders, SoftBank's and each non-dissenting stockholder's ownership interest in New Sprint will increase proportionately. As a result, until such time as SoftBank and its controlled affiliates hold shares representing less than a majority of the votes entitled to be cast by the holders of outstanding New Sprint Common Stock at a stockholder meeting, SoftBank generally will have the ability to control the outcome of any matter submitted for the vote of New Sprint stockholders, except in certain circumstances set forth in New Sprint's certificate of incorporation or bylaws.

Upon the consummation of the Sprint Merger, each outstanding Sprint stock option, Sprint restricted stock unit, and Sprint performance unit will be converted into a New Sprint stock option, restricted stock unit, or performance unit (each of which will have substantially the same terms and conditions and will be governed by the terms of the plans and agreements under which such Sprint stock options, restricted stock units or performance units are governed, subject to the authority and responsibility of New Sprint's board of directors). The Sprint stock options and Sprint restricted stock units will be converted based on the "award exchange ratio" as described in the Form S-4 and the Supplement, as were applicable before the consummation of the Sprint Merger. In addition, each outstanding option to purchase Sprint Common Stock under the Sprint ESPP will be assumed by New Sprint and converted into an option to purchase the number of shares of New Sprint Common Stock that is equal to the number of shares of Sprint Common Stock that could have been purchased before the Sprint Merger upon the exercise of such ESPP option. The exercise price per share of New Sprint Common Stock for the converted ESPP option will be equal to 95% of the fair market value per share of New Sprint Common Stock on the purchase date.

Upon consummation of the Sprint Merger, New Sprint may assume any or all of the Incentive Plans. If New Sprint elects to do so, it will be entitled to grant stock awards using the share reserves of the applicable assumed Incentive Plans (as applicable) immediately prior to the consummation of the Sprint Merger (including any shares returned to such share reserves as a result of the termination of the converted options and converted restricted stock units). In addition, upon the consummation of the Sprint Merger, all accounts under the Deferred

Compensation Plans which provide for hypothetical investments in Sprint Common Stock will be converted into hypothetical investment accounts for New Sprint Common Stock based on the "award exchange ratio." These accounts will generally continue to be governed by the terms of the applicable Deferred Compensation Plans.

2. *The Clearwire Acquisition*

On December 17, 2012, Sprint announced that it had agreed to acquire all of the equity interests of Clearwire not currently owned by Sprint, subject to the terms and conditions of the agreement and plan of merger, dated as of December 17, 2012, by and among Sprint, Clearwire Corporation and Collie Acquisition Corp. (as amended, the "***Clearwire Acquisition Agreement***"). If the Clearwire Acquisition Agreement is adopted by Clearwire's stockholders and the other closing conditions to the Clearwire Acquisition are satisfied or waived, then upon the terms and subject to the conditions described in the Clearwire Acquisition Agreement, upon the closing of the Clearwire Acquisition, each outstanding share of Class A common stock, $0.0001 par value per share, of Clearwire Corporation, except as otherwise provided for in the Clearwire Acquisition Agreement, will be converted into the right to receive the per share consideration under the Clearwire Acquisition Agreement, and Clearwire Corporation will survive the acquisition as a wholly owned subsidiary of Sprint. Clearwire's stockholders will not receive shares of Sprint Common Stock or shares of New Sprint Common Stock in connection with the Clearwire Acquisition. Before the Clearwire Acquisition can be consummated, a number of conditions must be satisfied or waived, including but not limited to obtaining requisite approval from Clearwire's stockholders, receipt of all required regulatory approvals, and various other conditions.

In addition, in connection with the Clearwire Acquisition, Sprint entered into an agreement with each of Intel Capital Corporation, Intel Capital (Cayman) Corporation, Intel Capital Wireless, Comcast Wireless Investment, LLC and BHN Spectrum Investments, LLC (collectively, the "***Voting Agreement Stockholders***") whereby (i) if the Clearwire Acquisition Agreement is terminated due to the failure of the Clearwire stockholders to approve the Clearwire Acquisition and (ii) either (a) the Sprint Merger has been consummated or (b) the Sprint Merger shall have been terminated in order for Sprint to enter into an alternative transaction (and such alternative transaction has been consummated), then each such Voting Agreement Stockholder will, upon the occurrence of the events described in (a) or (b), deliver a right of first offer notice to the other equityholders of Clearwire, including Sprint, to offer to sell all of the equity securities of Clearwire such entity owns at a price per share equal to the per share merger consideration under the Clearwire Acquisition Agreement, and Sprint will then be obligated to elect to purchase any such equity securities in any such notice. Each of the Voting Agreement Stockholders has agreed not to exercise their respective purchase rights with respect to any such notice it receives from the other Voting Agreement Stockholders. Any purchase by Sprint of such equity securities of the Voting Agreement Stockholders would increase the voting and ownership interest of Sprint in Clearwire.

In connection with the Clearwire Acquisition, SoftBank entered into a waiver and consent with Sprint which permitted Sprint to enter into the agreements related thereto and provided SoftBank with certain rights to information and review of certain actions which might be taken by Sprint in connection with the Clearwire Acquisition. Sprint agreed to, among other things, consider in good faith SoftBank's comments and suggestions, with respect to certain matters related to the Clearwire Acquisition. In addition, Sprint agreed not to take certain actions with respect to the

Clearwire Acquisition without SoftBank's consent, including terminating the Clearwire Acquisition (subject to the fiduciary duties of the Sprint board of directors) or making any decision with respect to the satisfaction of any conditions thereto, or taking any action that would have a material adverse effect on the expected benefits to Sprint of consummating the Clearwire Acquisition.

The adoption by Sprint's stockholders of the Merger Agreement and the completion of the Sprint Merger is a condition to Sprint's obligation to consummate the Clearwire Acquisition, but Sprint could elect to waive this condition and permit the closing of the Clearwire Acquisition to occur first, subject to the consent of SoftBank as discussed above. Likewise, Sprint could waive this condition if Sprint stockholders failed to adopt the Merger Agreement with SoftBank, in which case the Clearwire Acquisition could still occur, even if the Sprint Merger does not occur.

On December 17, 2012, in connection with the execution of the Clearwire Acquisition Agreement, Clearwire and Sprint entered into agreements that provide up to $800.0 million of additional financing for Clearwire in the form of exchangeable notes, which will be convertible into Clearwire common stock at $1.50 per share, subject to certain conditions and subject to adjustment, pursuant to the terms of such financing agreements. Under the financing agreements, Clearwire has the right to sell to Sprint up to $80.0 million of exchangeable notes per month for up to ten months beginning in January 2013, subject to certain conditions. Clearwire did not sell any exchangeable notes to Sprint under the financing arrangements during January and February 2013 but elected to sell $80 million of exchangeable notes to Sprint under the financing agreements for each of the months of March, April and May 2013 and has received an aggregate amount of $240.0 million for such notes. The exchangeable notes may be exchanged by Sprint only after the closing of the Clearwire Acquisition or the termination of the Clearwire Acquisition Agreement for any reason. Any exchange by Sprint of such exchangeable notes would increase the voting and ownership interest of Sprint in Clearwire.

On May 21, 2013, Sprint and Clearwire executed an amendment to the Clearwire Acquisition Agreement to increase the per share merger consideration from $2.97 per share of Clearwire's Class A common stock to $3.40 per share of Clearwire's Class A common stock, in each case payable in cash without interest. On May 21, 2013, Clearwire convened the Clearwire Special Meeting, and immediately adjourned the Clearwire Special Meeting to May 31, 2013 without conducting any further business. On May 22, 2013, Clearwire filed and mailed a supplement to its proxy statement related to the Clearwire Special Meeting disclosing, among other things, the increase in the per share merger consideration from $2.97 to $3.40, that the Clearwire Special Meeting had been adjourned to May 31, 2013, and other disclosures regarding its interactions with both Sprint and DISH since April 23, 2013, the date of Clearwire's proxy statement related to the Clearwire Special Meeting.

On May 30, 2013, DISH commenced an unsolicited cash tender offer to acquire all outstanding common shares of Clearwire at a price of $4.40 per share. DISH's tender offer is conditioned on a number of items, including (i) there being validly tendered and not withdrawn a number of Clearwire shares that represents more than 25% of the voting power of Clearwire on a fully-diluted basis, (ii) regulatory approvals, (iii) entry into a note purchase agreement with Clearwire and (iv) execution by Clearwire of an investor rights agreement.

In response to the DISH tender offer proposal, on May 30, 2013, Clearwire issued a press release announcing that the special committee of Clearwire's board of directors (the "***Clearwire Special Committee***") had determined, consistent with its fiduciary duties, that it would engage with DISH to discuss, negotiate and/or provide information in connection with the DISH proposal for Clearwire.

On June 12, 2013, DISH amended certain terms of its tender offer, including the conditions thereto, and extended the expiration of the tender offer until midnight at the end of July 2, 2013. On that same day, Clearwire filed a Schedule 14D-9 with respect to the tender offer in which it announced that the Clearwire board of directors, acting on the recommendation of the Clearwire Special Committee, recommended that the holders of Class A common stock of Clearwire (other than DISH and its affiliates) tender their shares into the DISH tender offer, and had determined to change its recommendation of the Clearwire Acquisition and recommend that the holders of Class A common stock of Clearwire (other than DISH and its affiliates) vote against the adoption of the Clearwire Acquisition Agreement at the Clearwire special meeting of stockholders. Clearwire announced that it intended to adjourn its special meeting of the stockholders scheduled to be held on June 13, 2013, and to reconvene on June 24, 2013.

The Clearwire Acquisition Agreement contains a "force-the-vote" provision, meaning that notwithstanding any Adverse Company Board Recommendation (as defined in the Clearwire Acquisition Agreement), the Clearwire Acquisition Agreement is required to be submitted to the Clearwire stockholders for the purpose of adopting the Clearwire Acquisition Agreement (unless the Clearwire Acquisition Agreement is terminated in accordance with its terms).

On June 20, 2013, Sprint and Clearwire executed an amendment to the Clearwire Acquisition Agreement (the "***June 20 Clearwire Amendment***") to further increase the per share merger consideration from $3.40 per share of Clearwire's Class A common stock to $5.00 per share of Clearwire's Class A common stock, in each case payable in cash without interest. The June 20 Clearwire Amendment also provided, among other things, (i) that the Clearwire Special Meeting, scheduled for June 24, 2013, would be convened and then immediately adjourned until July 8, 2013 and (ii) for the immediate ceasing and termination of Clearwire's discussions and negotiations with DISH. In connection with the June 20 Clearwire Amendment, Sprint and New Sprint entered into voting and sale agreements with a group of significant Clearwire stockholders pursuant to which such stockholders agreed to vote their Clearwire Class A common stock in support of the Clearwire Acquisition, and pursuant to which Sprint and such stockholders agreed to certain stock purchase arrangements triggered upon any termination of the Clearwire Acquisition Agreement. As of the date hereof, the Clearwire board of directors, acting on the recommendation of the Clearwire Special Committee, has changed its recommendation to the holders of Clearwire Class A common stock (which recommendation, prior to the June 20 Clearwire Amendment, was in favor of the DISH tender offer proposal), to a recommendation in favor of the Clearwire Acquisition. On June 24, 2013, Clearwire reconvened and then immediately adjourned the Clearwire Special Meeting, until July 8, 2013. On June 26, 2013, DISH announced its determination to withdraw the DISH tender offer.

Notwithstanding any uncertainties that may continue to exist as to whether the Clearwire Acquisition will be consummated, we continue to reflect the Clearwire Acquisition in this letter as though it will be consummated. Our analysis set forth in this letter is not dependent on, nor negatively affected by, the failure of the Clearwire Acquisition to be consummated.

Diagrams illustrating the stages of the Transaction are as follows:

Step 1 – Initial Ownership Structure


SoftBank (Japan)
100%
HoldCo (Delaware)
100%
New Sprint (Delaware)
100%
Merger Sub (Kansas)
$3.1 billion
Approx. 16.3% Assuming Bond Conversion
Approx. 83.7% Assuming Bond Conversion
Sprint Equityholders
Sprint (Kansas; Listed on NYSE)
50.2%
49.8%
Other Clearwire Equityholders
$240 million
Clearwire (Delaware; Listed on NASDAQ)

Step 2 – Sprint Merger


$18.54 billion
SoftBank (Japan)
100%
HoldCo (Delaware)
Warrant
100%
$1.9 billion of Equity Contribution and $16.64 billion for Merger Consideration
$16.64 billion and New Sprint Common Stock
New Sprint (Delaware)
Sprint Equityholders
100%
X
X
Merger Sub (Kansas)
Sprint (Kansas; Listed on NYSE)
50.2%
49.8%
Other Clearwire Equityholders
$240 million
Clearwire (Delaware; Listed on NASDAQ)

Step 3 – Post- Sprint Merger Ownership Structure (Assumes Clearwire Acquisition Closes After Sprint Merger)


SoftBank
(Japan)
100%
HoldCo
(Delaware)
Approx. 78%
Fully Diluted
Approx. 22%
Fully Diluted
New Sprint
Equityholders
New Sprint
(Delaware; Listed on NYSE)
100%
Sprint
(Kansas)
50.2%
49.8%
Other Clearwire
Equityholders
$240 million
Clearwire
(Delaware; Listed on NASDAQ)

Step 4 – Post-Clearwire Acquisition Structure


SoftBank
(Japan)
100%
HoldCo
(Delaware)
Approx. 78%
Fully Diluted
Approx. 22%
Fully Diluted
New Sprint
Equityholders
New Sprint
(Delaware; Listed on NYSE)
100%
Sprint
(Kansas)
100%
Clearwire
(Delaware)

Consideration of Transaction Structure Alternatives

While the parties to the Transaction had various alternative structures available, it was determined that the above-described structure was the best approach for consummating the Transaction.

In this regard, the parties could have structured the Transaction as a holding company reorganization with no concurrent change in ownership of Sprint (a "***Holdco Reorganization***") substantially similar to the transaction outlined in the *GrafTech Int'l. Ltd. (available November 4, 2010)* no-action letter, followed by a subsequent acquisition of a controlling interest in the new holding company by SoftBank and the acquisition of Clearwire (either by the new holding company prior to the closing of the merger in a Holdco Reorganization or by New Sprint following the closing of the merger in a Holdco Reorganization). While differences exist in the structure of the Transaction as compared to a Holdco Reorganization, the substance and outcome of the Transaction are no different than what would have been the ultimate outcome in a Holdco Reorganization followed by a SoftBank investment and the acquisition of Clearwire (either by the new holding company prior to the closing of the merger in a Holdco Reorganization or indirectly by New Sprint following the closing of the merger in a Holdco Reorganization). In both cases, prior to such reorganization transaction, SoftBank indirectly would have beneficially owned 16.3% of Sprint (giving effect to the conversion of the Bond), and upon consummation of such reorganization transaction and a subsequent investment by SoftBank, Sprint would be a wholly owned subsidiary of a new Delaware parent company (which, in the Sprint Merger, is New Sprint, or otherwise in the case of a Holdco Reorganization, would be New Sprint or some other newly formed holding company), with the former equityholders of Sprint owning approximately 22% of the newly reorganized company and SoftBank owning (either indirectly or directly, depending on the structure of the transaction) approximately 78% of the new company, in each case, on a fully diluted basis, and New Sprint indirectly owning 100% of Clearwire after the consummation of the Clearwire Acquisition.

We also note that the parties could have chosen to structure the Transaction such that Sprint acquired Clearwire prior to or after SoftBank conducted a tender offer for 78% of the outstanding shares of Sprint Common Stock, with the former Sprint equityholders receiving the same ultimate ownership percentage in Sprint under such scenario as they would hold in New Sprint in the Sprint Merger. Alternately, the parties could have chosen to structure the Transaction such that Sprint acquired Clearwire prior to or after issuing new shares of Sprint Common Stock to SoftBank, resulting in SoftBank owning 78% of the outstanding Sprint Common Stock and former Sprint equityholders owning 22% of the outstanding Sprint Common Stock. In either of these situations, there would be no "succession," because Sprint Common Stock would have remained registered under the Exchange Act. Sprint would have remained eligible to use Form S-3 and would have been able to continue to use its existing registration statements on Form S-8. In either of these situations, Sprint's acquisition of Clearwire would result in Clearwire no longer being a reporting company under the Exchange Act. On a consolidated basis, the business operated by New Sprint following the Transaction, however, will be identical to the business that would be operated by Sprint and Clearwire if Sprint chose to effect the Transaction under either of the scenarios described in this paragraph.

Effect of the Transaction on Business and Governance of Sprint

Sprint and SoftBank expect the Transaction will make Sprint a stronger, more competitive company that will deliver significant benefits to U.S. consumers based on SoftBank's expertise in the deployment of next-generation wireless networks and track record of success in taking share in mature markets from larger telecommunications competitors.

In addition, with the $3.1 billion in cash that SoftBank has already invested in Sprint pursuant to the Bond, and with $1.9 billion in cash that SoftBank will invest in Sprint pursuant to the terms of the Merger Agreement upon the consummation of the Sprint Merger, SoftBank and Sprint are significantly enhancing Sprint's financial position to help make Sprint a more robust competitor in the U.S. telecommunications market. In addition, Sprint's acquisition of Clearwire will allow the two companies to operate as an integrated enterprise utilizing Sprint's Network Vision architecture with the financial resources needed to continue to transition Clearwire's network from WiMAX to LTE technology and achieve operational efficiencies and improved service for the combined enterprise's customers.

Sprint and SoftBank also believe the Transaction will give Sprint stockholders the opportunity to realize an attractive cash premium or to hold shares in a stronger, better capitalized New Sprint (or to elect a combination of both cash and common stock, subject to the proration rules set forth in the Merger Agreement), with increased access to Clearwire's wireless spectrum and the benefit of SoftBank's global leadership in LTE network development and deployment. These capital and business resources will be utilized to improve the operating scale of the business and to create opportunities for collaborative innovation in consumer services and applications, as well as provide other benefits and opportunities described in the Form S-4 and the Supplement. Given the capital-intensive nature of these plans, the cash that Softbank will invest in Sprint pursuant to the Transaction is integral to the operational success of New Sprint, as Softbank seeks to drive near-term synergies and long-term value creation through acquisition of additional spectrum, improved operating efficiencies and customer service. While both Sprint and SoftBank believe the Transaction will significantly expand the size of the business currently conducted by Sprint, the Transaction will not fundamentally change the business currently conducted or currently planned to be conducted by Sprint and Clearwire.

The following tables set forth certain comparative unaudited pro forma condensed combined financial information for Sprint and New Sprint (and also including the Clearwire Acquisition), and are provided solely to demonstrate the approximate allocation of New Sprint's total revenue, operating income, net income, total assets and current Sprint stockholders' ownership in Sprint (which percentage excludes SoftBank's beneficial ownership in Sprint) and pro forma ownership in New Sprint (and also including the Clearwire Acquisition). For more information, see the unaudited pro forma condensed consolidated financial information for New Sprint attached to this letter as *Exhibit A*.

As of the three months ending March 31, 2013:

	Sprint	Pro Forma New Sprint	Sprint Percentage of Pro Forma New Sprint	Pro Forma New Sprint (including the acquisition of Clearwire)	Sprint Percentage of Pro Forma New Sprint (including the acquisition of Clearwire)
As of March 31, 2013 *($ in millions, except ownership data and percentages)*					
Net Operating Revenue	$8,793	$8,759	100.0%	$8,964	98.1%
Operating Income (Loss)	$29	$(224)	(12.9)%	$(489)	(5.9)%
Net Income (Loss)	$(643)	$(763)	84.3%	$(914)	83.5%
Total Assets	50,757	$74,590	68.0%	$82,003	61.9%
Current Sprint Stockholders' Ownership Percentage	100%*	approximately 22%	–	approximately 22%	approximately 22%

* As of July 1, 2013 (excluding SoftBank's beneficial ownership in Sprint pursuant to the Bond)

As of the twelve months ending December 31, 2012:

	Sprint	Pro Forma New Sprint	Sprint Percentage of Pro Forma New Sprint	Pro Forma New Sprint (including the acquisition of Clearwire)	Sprint Percentage of Pro Forma New Sprint (including the acquisition of Clearwire)
As of December 31, 2012 *($ in millions, except ownership data and percentages)*					
Net Operating Revenue	$35,345	$35,199	100.0%	$36,005	98.2%
Operating Income (Loss)	$(1,820)	$(2,995)	60.8%	$(4,230)	43.0%
Net Income (Loss)	$(4,236)	$(5,039)	84.1%	$(5,577)	76.0%

Directors and Executive Management

During the 24 months immediately following the consummation of the Sprint Merger, the board of directors of New Sprint will take all due corporate action such that the board of directors of New Sprint will consist of 10 members, as follows:

- one director who also will be the Chief Executive Officer of New Sprint;
- three individuals designated by SoftBank who qualify as "Independent Directors" as such term is defined in the NYSE listing rules;
- three additional individuals proposed by Sprint and reasonably acceptable to SoftBank from the members of the board of directors of Sprint immediately prior to the consummation of the Sprint Merger, who will be Independent Directors;
- three additional individuals nominated by SoftBank or its controlled affiliate and elected by the stockholders of New Sprint, who may or may not qualify as Independent Directors; and
- one of the directors designated by SoftBank, subject to U.S. government approval, will serve as the "Security Director" pursuant to the National Security Agreement. The National Security Agreement addresses certain national security, law enforcement, and public safety matters related to Sprint's wireless and wireline operations. The Security Director will administer New Sprint's compliance with, and will be authorized and empowered to comply with and perform his obligations under, the National Security Agreement. The Security Director will also be a member of the compensation committee of New Sprint's board of directors.

As of the date hereof, upon the consummation of the Sprint Merger, Ronald D. Fisher, president and director of both HoldCo and New Sprint, Masayoshi Son, founder, Chairman and CEO of SoftBank, and Daniel R. Hesse, Sprint's current Chief Executive Officer, will serve on the New Sprint board of directors and Mr. Hesse will be the Chief Executive Officer of New Sprint. Upon the consummation of the Sprint Merger, Mr. Son will be appointed as the initial Chairman and Mr. Fisher will be appointed the initial Vice Chairman, respectively, of the New Sprint board of directors. On June 7, 2013, New Sprint announced that Admiral Michael G. Mullen, USN (ret.) would serve as the initial Security Director. Upon the consummation of the Sprint Merger, Frank Ianna, Robert R. Bennett and Gordon M. Bethune, each a current independent director on the Sprint board of directors, will, subject to confirmation from such individuals, be appointed to the board of directors of New Sprint. The other members of the New Sprint board of directors and the other executive officers of New Sprint will be determined by the board of directors of New Sprint.

As of the date hereof, SoftBank and Sprint have not determined who, upon the consummation of the Sprint Merger, will serve on the board of directors of New Sprint other than Messrs. Fisher, Son, Hesse, Ianna, Bennett and Bethune and Adm. Mullen, or who will serve as executive officers of New Sprint other than Mr. Hesse.

In addition, during the 12 months immediately following the 24 month period described above, the board of directors of New Sprint will consist of 10 members, determined as follows:

- the Chief Executive Officer of New Sprint;
- six individuals who qualify as "Independent Directors;" and
- three additional individuals nominated by SoftBank or its controlled affiliate and elected by the stockholders of New Sprint, who may or may not qualify as Independent Directors, but one of whom shall be the Security Director as provided under the National Security Agreement.

Each director of New Sprint will remain in office until his or her earlier resignation or his or her successors are elected in accordance with the bylaws of New Sprint.

At all times following the periods described above until such time as the combined voting interest of SoftBank and its controlled affiliates in New Sprint falls below 50% and remains below 50% for 90 consecutive days, the New Sprint board of directors will include not fewer than three (or such greater number as may be required by applicable law or listing rules) individuals who qualify as "Independent Directors." Thereafter, unless and until the combined voting interest of SoftBank and its controlled affiliates in New Sprint remains below 10% for 90 consecutive days, the New Sprint board of directors will include a number of individuals nominated by SoftBank or its controlled affiliate that is proportional to the combined voting interest of SoftBank and its controlled affiliates in New Sprint, rounded up to the nearest whole number.

Under the terms of the Bond Purchase Agreement, Sprint has agreed that if the Sprint Merger Agreement has terminated such that the Sprint Merger did not occur and the Bond is fully converted into Sprint Common Stock, then as long as the requirements of the Bond Purchase Agreement were satisfied, New Sprint would have the right, pursuant to the terms of the Bond Purchase Agreement, to designate certain directors to serve on Sprint's board of directors. If the Bond is paid in full and no portion of the Bond is converted into Sprint Common Stock, such director designation rights of New Sprint would expire.

As of July 1, 2013, Sprint had 43,570 stockholders of record. It cannot be determined, prior to the consummation of the Sprint Merger, how many stockholders of record New Sprint will have upon the consummation of the Sprint Merger, because this number will depend on the cash and stock elections made by each Sprint stockholder, which elections are subject to the proration and allocation rules contained in the Merger Agreement; however, in any event, the shares of New Sprint Common Stock will be held by 300 or more holders of record.

Organizational Documents of New Sprint

While New Sprint will be a Delaware corporation and will have organizational documents that differ from those of Sprint, which is a Kansas corporation, many of the principal attributes of Sprint Common Stock and New Sprint Common Stock will be similar. We recognize, however, that there will be differences between the rights of stockholders of Sprint under Kansas law and the rights of stockholders of New Sprint following the Sprint Merger under Delaware law (which differences also would arise if the Transaction alternately was structured as a Holdco Reorganization with no initial ownership change, in which the new holding company was a Delaware corporation). In addition, there will be differences between Sprint's organizational documents and New Sprint's organizational documents as they will be in effect from and after the consummation of the Sprint Merger. Such differences are disclosed in detail in the Form S-4. The material differences between the rights of holders of Sprint Common Stock and New Sprint Common Stock are summarized below:

- Kansas law generally prohibits a corporation from engaging in any "business combination" with an interested stockholder for three years after such person becomes an interested stockholder, subject to certain exceptions. Under New Sprint's certificate of incorporation, the affirmative vote of holders of at least 66-2/3% of the outstanding shares of New Sprint capital stock not owned by the interested stockholder is required to approve of a "business combination" with an interested stockholder. The analogous provision of Sprint's articles of incorporation was applicable to Sprint only until May 15, 2013, and is no longer effective.
- Except as otherwise required by law, New Sprint's certificate of incorporation will require the affirmative vote of a majority of the shares of capital stock entitled to vote for all actions that may be taken by stockholders, except that:
    - approval of shares representing at least 66-2/3% of the outstanding shares of New Sprint capital stock entitled to vote will be required to approve revisions to the certificate of incorporation in respect of (i) revisions to the bylaws regarding stockholder meetings, notice of and quorum at stockholder meetings, the number of directors, and (ii) provisions governing relationships between New Sprint and SoftBank;
    - approval of shares representing at least 90% of the outstanding shares of New Sprint capital stock entitled to vote will be required to approve revisions to the New Sprint bylaws (and to provisions of the New Sprint certificate of incorporation governing revisions to New Sprint's bylaws) with respect to the New Sprint board of directors' composition following such time as SoftBank no longer maintains ownership of a majority of the outstanding shares of New Sprint Common Stock; and
    - the approval of shares representing a majority of outstanding shares of capital stock entitled to vote in addition to shares representing at least a majority of outstanding shares of capital stock entitled to vote other than shares owned by SoftBank will be required to amend New Sprint's bylaws (and provisions of New Sprint's certificate of incorporation governing revisions to New Sprint's bylaws) relating to the re-election of directors and approval of certain matters during the 24 months immediately following the consummation of the Sprint Merger, as well as to amend provisions governing amendments to the certificate of incorporation relating to SoftBank's business activities, corporate opportunities and the purchase of New Sprint Common Stock by SoftBank.
- For so long as SoftBank's ownership of New Sprint Common Stock does not fall below 50% and then remain below 50% for 90 consecutive days, vacancies and newly created directorships may only be filled by the affirmative votes of stockholders holding at least a majority of the outstanding shares of capital stock entitled to vote in the election of directors. These provisions may not be amended without the affirmative vote of holders of a majority of the outstanding shares of capital stock entitled to vote thereon. If SoftBank's ownership of New Sprint Common Stock falls below 50% and remains below 50% for 90 consecutive days, vacancies and newly created directorships may be filled by

the affirmative vote of the majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director.

- New Sprint's bylaws provide that special stockholders' meetings of stockholders may be called only by the board of directors, and New Sprint's bylaws explicitly provide that New Sprint's stockholders may not call a special stockholders' meeting. Sprint's bylaws permit holders of at least 10% of issued and outstanding shares of Sprint Common Stock to call for special stockholders' meetings.
- New Sprint's bylaws provide that its stockholders will have the ability to take action by written consent upon the written consent of the holders of a minimum number of shares of New Sprint Common Stock required to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Sprint's bylaws provide that its stockholders generally may only act by written consent if such consent is unanimous.

New Sprint's charter documents include a number of other governance provisions as set forth in a detailed comparison included in *Exhibit B* to this letter.

We note that in the absence of the proposed Transaction, at any time Sprint could pursue many of the ownership and governance changes described above through an amendment to its Kansas charter with the prerequisite shareholder approval, without implicating any succession issues, or through a Holdco Reorganization with no initial ownership change.

Controlled Company Status

At the effective time of the Sprint Merger, New Sprint will be a "controlled company" under the NYSE's corporate governance standards. As a controlled company, exemptions under the standards will mean that New Sprint is not required to comply with certain corporate governance requirements, including the requirements:

- that a majority of New Sprint's board of directors consists of "Independent Directors," as defined under the rules of the NYSE;
- that it have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
- that an annual performance evaluation of the nominating and governance committees and compensation committee be performed.

As a result of New Sprint's use of some or all of the "controlled company" exemptions, holders of New Sprint Common Stock will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

These exemptions do not modify the independence requirements for New Sprint's audit committee, and New Sprint will comply with the applicable requirements of the Sarbanes-Oxley Act and Rule 10A-3 under the Exchange Act with respect to its audit committee upon the closing of the Sprint Merger.

Information to be Available Concerning the Transaction and the Parties

In connection with the Transaction, New Sprint has filed the Form S-4 and the Supplement, with the Commission and Clearwire has filed a definitive merger proxy statement, as subsequently supplemented (the "***Clearwire Proxy Statement***"). The Form S-4, Supplement and Clearwire Proxy Statement, as applicable, include or incorporate extensive and detailed descriptions of the businesses of New Sprint, Sprint and Clearwire, risk factors related to the Transaction and New Sprint, a detailed description of the Transaction, historical financial statements and information for Sprint (including five years of selected financial data, management's discussion and analysis, and audited financial statements for the three-year period ended December 31, 2012 along with unaudited financial statements for the most recent interim period), pro forma financial information for New Sprint along with historical and pro forma per share data, a detailed description of the fairness opinions of Sprint's and Clearwire's financial advisors, information with respect to the initial directors and executive officers of New Sprint upon the consummation of the Sprint Merger, and a detailed description of the New Sprint Common Stock (which includes a detailed comparison of the rights of holders of Sprint Common Stock and New Sprint Common Stock), among other information.

The information that is publicly available concerning New Sprint, Sprint, Clearwire and the Transaction is, at a minimum, as extensive as the information that would be available with respect to Sprint if SoftBank were to make a direct investment in Sprint either before or after consummating a Holdco Reorganization and the acquisition of Clearwire and reporting such transactions on a Form 8-K.

Immediately following the consummation of the Transaction (and, in any event, within the time requirement of Form 8-K), New Sprint also will file a Form 8-K reporting the consummation of the Transaction, including disclosures and information required by Item 2.01 of Form 8-K, the financial statements and pro forma information required under Item 9.01 of Form 8-K, as applicable, as well as disclosures required by any other applicable items of Form 8-K.

Summary of Request for Relief

On behalf of New Sprint and Sprint, we respectfully request that the Staff concur in the following conclusions, which are discussed more fully under the heading "Discussion" below:

A. Rules 12g-3(a) and 12b-2; Status as a "Large Accelerated Filer." The Transaction constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and New Sprint Common Stock will be deemed to be registered under the Exchange Act upon consummation of the Sprint Merger. Further, as a successor to Sprint, New Sprint will be deemed a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

B. Forms S-3, S-4, and S-8. New Sprint may include the reporting history of Sprint and Clearwire in determining whether New Sprint meets the eligibility requirements for the use of registration statements under the Securities Act following the Sprint Merger and the Clearwire Acquisition, as applicable, including Forms S-3, S-4, and S-8.

C. Rule 414. After the consummation of the Sprint Merger, New Sprint will constitute a "successor issuer" of Sprint for purposes of Rule 414 under the Securities Act and, upon the filing of post-effective amendment(s) pursuant thereto expressly adopting Sprint's Shelf Registration Statement on Form S-3 and, to the extent that New Sprint assumes the Incentive Plans, expressly adopting the registration statements on Form S-8, as applicable, to permit New Sprint to continue offerings registered thereby as contemplated by Rule 414.

D. Rule 144(c)(1) and (e). New Sprint may include Sprint's and Clearwire's reporting history and status in determining whether New Sprint meets the current public information requirements in Rule 144(c)(1) under the Securities Act, and the most recent report or statement published by Sprint prior to the Sprint Merger and the average weekly reported volume of trading in Sprint Common Stock during the time periods specified in Rule 144(e)(1) under the Securities Act occurring prior to the time of the Sprint Merger may be taken into account by holders of New Sprint Common Stock for purposes of Rule 144(e) volume limitations under the Securities Act.

E. Section 4(3) and Rule 174. Dealers need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act and Rule 174 thereunder with respect to New Sprint after the Sprint Merger.

We note that the Staff has granted relief similar to that requested in this letter in several comparable circumstances, including reorganization transactions similar to the Sprint Merger. *See generally Tower Group, Inc. (available December 7, 2012); Eaton Corporation (available November 8, 2012); Pentair, Inc. (available September 20, 2012); ADA-ES, Inc. (available March 15, 2012); Jazz Pharmaceuticals, Inc. (available January 12, 2012); MGP Ingredients, Inc. (available October 11, 2011); Interactive Intelligence, Inc. (available April 27, 2011); HCA Inc. (available November 22, 2010); GrafTech Int'l. Ltd., supra; Willbros Group, Inc. (available February 27, 2009); Weatherford International Ltd. (available January 14, 2009); Pediatrix Medical Group, Inc. (available December 22, 2008); Otter Tail Corporation (available December 19, 2008); Mentor Corporation (available September 26, 2008); and Dollar Tree Stores, Inc. (available February 20, 2008).*

Discussion

A. Rules 12g-3(a) and 12b-2

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as New Sprint Common Stock) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) (such as the Sprint Common Stock) or 12(g) of the Exchange Act, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, unless, upon consummation of the succession: (i) such class of securities is exempt from registration other than by Rule 12g3-2 under the Exchange Act; (ii) all securities of such class are held of record by less than 300 persons; or (iii) the securities issued in connection with the succession were registered on Form F-8 or Form F-80 and following succession the successor would not be required to register such class of securities under Section 12 of the Exchange Act but for such Section.

Rule 12g-3(f) requires an issuer of a stock deemed registered under Rule 12g-3(a) to indicate in a Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued. New Sprint intends to file such a Form 8-K promptly following the consummation of the Sprint Merger.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the "direct acquisition" of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer. In the Transaction, New Sprint will be *indirectly* acquiring assets of a going business, with Sprint continuing to operate its business (with the same assets and liabilities as those it held immediately prior to the Sprint Merger) as a wholly owned subsidiary of New Sprint. In addition, if the Clearwire Acquisition is consummated, Sprint will acquire all of the equity interests of Clearwire not currently owned by Sprint. However, we are of the view that the structure of the Transaction should not prevent New Sprint from being deemed to have made a "direct acquisition" of the business of Sprint, and thus for New Sprint to be the successor to Sprint under Rule 12g-3(a). We note that the Staff has taken similar positions with respect to other analogous transaction structures with indirect acquisitions of assets. *See, e.g., LIN TV Corp. (available April 30, 2013); Tower Group, Inc., supra; Eaton Corporation, supra; Pentair, Inc., supra; Alexander & Baldwin, Inc. (available April 3, 2012); ADA-ES, Inc., supra; Jazz Pharmaceuticals, Inc., supra; GrafTech Int'l. Ltd., supra; Willbros Group, Inc., supra; Pediatrix Medical Group Inc., supra; Mentor Corporation, supra; Dollar Tree Stores, Inc., supra; Roper Industries, Inc. (available June 19, 2007); and Hecla Mining Co. (available October 31, 2006).*

Pursuant to the terms of the Merger Agreement, upon the consummation of the Sprint Merger, former Sprint equityholders and SoftBank will own approximately 22% and 78% of New Sprint, respectively, on a fully-diluted basis. At such time, New Sprint's assets will include the $3.1 billion in capital previously received by Sprint from the sale and issuance of the Bond to New Sprint, as well as $1.9 billion in cash to be contributed by SoftBank at or before the consummation of the Sprint Merger. As a result of the Transaction, existing Sprint stockholders will own less of the total equity of New Sprint relative to their current ownership of Sprint, but this smaller percentage of total ownership will reflect ownership in a company with significantly greater capital and greater spectrum assets. We note that the Staff has granted similar relief in other situations in which existing stockholders of the predecessor entity have not had the same post-transaction share of ownership of the successor entity. *See, e.g., Tower Group, Inc., supra; Pentair, Inc., supra; Jazz Pharmaceuticals, Inc., supra; and Galileo Holding Corporation (available December 19, 2008).*

Given that the Transaction is substantially similar to transaction structures in which the Staff has previously granted relief under Rule 12g-3(a), we are of the opinion that, if the Sprint Merger is consummated (and regardless of whether or not the Clearwire Acquisition is consummated), New Sprint should be deemed the successor to Sprint, particularly given the detailed information that is and will be available regarding the Transaction and the parties to the Transaction and, as explained above, our view that the Transaction will not fundamentally alter the nature of the business currently conducted by Sprint.

As noted above, Sprint is a large accelerated filer under Rule 12b-2 of the Exchange Act. The Staff has taken the position in prior no-action letters that a successor issuer under Rule 12g-3 would also be a successor to a predecessor's status as a large accelerated filer under Rule 12b-2. *See, e.g., Tower Group, Inc., supra; Pentair, Inc., supra; Jazz Pharmaceuticals, Inc., supra; Willbros Group, Inc., supra; Mentor Corporation, supra; and Roper Industries, Inc., supra.*

Further, given that the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of Exchange Act protection to the securityholders of the predecessor" (*see* Section 250.01 of the Division of Corporation Finance's Exchange Act Rules Compliance and Disclosure Interpretations), we respectfully request that the Staff concur in our opinion that, upon consummation of the Sprint Merger, the New Sprint Common Stock should be deemed registered under Section 12(b) by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur in our opinion that New Sprint, as successor to Sprint pursuant to Rule 12g-3(a), will be deemed a large accelerated filer under Rule 12b-2.

B. Form S-3, Form S-8, and Form S-3 Level Disclosure in Form S-4

General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A. 1, 2, 3, and 5 to Form S-3 if (i) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor, or (ii) all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. Sprint and Clearwire currently meet the eligibility conditions of Form S-3 and New Sprint is expected to continue to do so as of the consummation of the Sprint Merger.

The proposed succession of New Sprint to the business and assets of Sprint is both for the purpose of forming a holding company and for changing the state of incorporation of Sprint, and the assets and liabilities of New Sprint at the time of succession will be substantially the same as those of Sprint except that New Sprint will hold Sprint Common Stock (resulting from the mandatory conversion of the Bond at the time the Sprint Merger is consummated), will hold additional cash in the approximate amount of $1.9 billion, and either prior to or after the time of succession, will own 100% of the equity in Clearwire. The conversion of the Bond was structured to facilitate the Sprint Merger and the cash infusion is for the purpose of better capitalizing the post-Transaction entity, not to fundamentally change Sprint's or Clearwire's business. In addition, after the closing of the Transaction, Sprint and Clearwire will operate as an integrated enterprise with combined expertise and resources, and the combined Sprint/Clearwire business will have access to the expertise and resources of SoftBank as well, which will allow the post-Transaction company to transition and build out its LTE networks and improve wireless broadband service to its customers. We strongly believe that the form of the Transaction should not dictate the result, and therefore the Staff should consider our view that New Sprint succeed to Sprint's reporting history and status based on the substance of the Transaction. In addition, both Sprint and Clearwire currently meet the conditions for eligibility to use Form S-3 set forth in General Instruction I.A.1., I.A.2, I.A.3, and I.A.5 to Form S-3 and will do so until the closing of the Transaction, and New Sprint will meet such conditions after the closing of the Sprint Merger.

Accordingly, we believe that following the Sprint Merger, New Sprint should be deemed to be a successor registrant and should be able to include the prior activities of Sprint and Clearwire in determining whether the requirements as to the use of Form S-3 have been met by New Sprint, in determining whether New Sprint "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-4 under the Securities Act, and "satisfies the registrant requirements for use of S-3," as such phrase is used in the General Instructions of Form S-8 under the Securities Act. Such a determination would be consistent with the relief that the Staff has granted under *Tower Group, Inc., supra; SAIC, Inc. (available April 27, 2012); GP Strategies Corporation (available October 11, 2011); and The Mosaic Company (available February 3, 2011).*

We note that the purpose of short-form registration disclosure is to eliminate unnecessary, duplicative disclosure while ensuring that stockholders, investors, and the marketplace are provided with the necessary information upon which to base an investment decision. We believe that the continued eligibility for New Sprint to use short-form registration disclosure in Forms S-3, S-4, and S-8 following the Sprint Merger is appropriate because, among other things:

- Sprint is an Exchange Act reporting company and is currently in compliance with its Exchange Act reporting obligations;
- Sprint has a "widespread following in the marketplace," as described below;
- the proxy statement/prospectus filed on Form S-4 in connection with the Sprint Merger includes detailed and extensive information concerning the Transaction, New Sprint, Sprint and related matters; and
- the Transaction will not fundamentally alter the nature of the business currently being conducted by Sprint or the extent of information available to investors related to Sprint.

As noted in the Commission's integrated disclosure adopting release, Release No. 33-6383 (1982), where there exists "widespread following in the marketplace," short-form disclosure is appropriate. Sprint has a total market capitalization of approximately $21.4 billion and a daily trading volume of over 42 million shares per day as of July 1, 2013, has been an Exchange Act reporting company for over fifty years and is current in all of its reporting obligations thereunder. As New Sprint, following the closing of the Sprint Merger, a widespread following is expected to continue. As the purpose of short-form registration is to enhance access to the public securities markets, as described by the Commission in Release No. 33-8878, if Sprint were to lose its reporting history or New Sprint would not be able to succeed to the Sprint reporting history, this could seriously and adversely affect the ability of Sprint and New Sprint to opportunistically access the capital markets, a penalty that should not result from a focus on the form, rather than the substance, of the Transaction. *See, e.g., Tower Group, Inc., supra; Eaton Corporation, supra; SAIC Inc., supra; Jazz Pharmaceuticals, Inc., supra; and GP Strategies Corporation, supra.* We believe that these same considerations equally apply with respect to Clearwire.

We further believe that it is appropriate to permit New Sprint to take into account Sprint's reporting history given the widespread and contemporaneous accessibility to Sprint's historical disclosure, as well as the Form S-4 and the Supplement. Because any registration statement filed on Forms S-3, S-4 or S-8 would incorporate by reference Sprint's historical Exchange Act reports, which are available free of charge on the Commission's website and will be available free of charge on New Sprint's website following the closing of the Transaction, the disclosure available to investors in a New Sprint registration statement on Forms S-3, S-4 or S-8 (including financial statements and line item disclosure incorporated by reference therein) would not be meaningfully different than that which would be provided if New Sprint filed a registration statement on Form S-1. To preclude New Sprint from including the reporting history of Sprint in determining the availability of short-form registration and disclosure requirements would impose the expense and onerous burden of filing a registration statement with Form S-1-level disclosure, without providing stockholders with any meaningful additional disclosure or serving any useful purpose. We also believe that stand alone Form S-1-level disclosure that does not incorporate Sprint's historical Exchange Act reports could be confusing and could potentially make it more difficult for investors to properly identify any differences to the previously understood aspects of Sprint's business. These same considerations apply with respect to the ability of New Sprint to take into account the reporting history of Clearwire.

Based on the foregoing, we respectfully request that the Staff concur in our opinion that, after the completion of the Sprint Merger, New Sprint may take into account the Exchange Act reporting history and status of Sprint and, if the Clearwire Acquisition has been previously consummated, Clearwire, prior to the completion of the Sprint Merger in determining whether New Sprint meets the eligibility requirements of Form S-3, and in determining whether New Sprint (i) is eligible to use Form S-3, (ii) "meets the requirements for use of Form S-3," as such phrase is used in General Instructions B.1.(a) and B.1.(b) of Form S-4 under the Securities Act, and (iii) "satisfies the registrant requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-8 under the Securities Act.

C. Rule 414

Rule 414 under the Securities Act provides that if, under certain circumstances, an issuer succeeds another issuer for the purpose of changing its state or country of incorporation or form of organization, then the registration statements of the predecessor will be deemed to be the registration statements of the successor for the purpose of continuing the offerings covered by such registration statements. With two exceptions, the Transaction will satisfy the conditions contained in Rule 414.

The first exception is with respect to Rule 414(a), which requires that, immediately prior to the succession, the successor issuer have no assets or liabilities, other than nominal assets or liabilities. As noted above, to enhance Sprint's capitalization prior to the consummation of the Sprint Merger, New Sprint purchased and Sprint issued the Bond to New Sprint. Immediately prior to the consummation of the Sprint Merger pursuant to the Merger Agreement, the Bond will convert to Sprint Common Stock as part of the Sprint Merger. As a result, New Sprint's ownership of the Bond prior to the consummation of the Sprint Merger should not be deemed to prohibit reliance on Rule 414(a), in light of the ultimate consolidated assets and liabilities of New Sprint upon the consummation of the Sprint Merger. Accordingly, it is our opinion that the inability to satisfy Rule 414(a) should not affect New Sprint's ability to rely on Rule 414. Our opinion is consistent with the previous positions of the Staff in circumstances where a reorganization did not fall within the scope of Rule 414 due to a failure to satisfy the condition set forth in Rule 414(a). *See, e.g., Tower Group, Inc., supra; SAIC, Inc., supra; GP Strategies Corporation, supra; The Mosaic Company, supra; Otter Tail Corporation, supra; and Union Carbide Corporation (available April 15, 1994).*

The second exception is with respect to Rule 414(b), which requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As described above, New Sprint will indirectly acquire all of the assets and assume all of the liabilities and obligations of Sprint. All of Sprint's assets and liabilities will remain with Sprint following the Sprint Merger, in which Sprint will become an indirect wholly owned subsidiary of

New Sprint. As a result, upon consummation of the Sprint Merger, New Sprint will indirectly acquire all such assets and will assume all such liabilities, and the consolidated assets and liabilities of New Sprint immediately following the Sprint Merger will be identical to the consolidated assets and liabilities of Sprint immediately prior to the Sprint Merger, other than New Sprint's ownership of Sprint Common Stock (resulting from the mandatory conversion of the Bond at the time the Sprint Merger is consummated) and additional cash of approximately $1.9 billion (which cash is for the purpose of better capitalizing the post-Sprint Merger entity, not changing Sprint's business as described above). We note that the Staff has granted relief in other situations in which the successor entity indirectly, due to a holding company structure, acquired the assets and liabilities of the predecessor entity. *See, e.g., Genworth Financial, Inc. (available March 27, 2013); Tower Group, Inc., supra; Pentair, Inc., supra; Alexander & Baldwin Inc., supra; ADA-ES, Inc., supra; and Jazz Pharmaceuticals, Inc., supra.*

Again, subject to these exceptions and the aforementioned reasons, we believe such exceptions should not affect the applicability of Rule 414, and New Sprint will comply with the applicable conditions of Rule 414, including the amendment of the Sprint Form S-3 registration statements (including the Shelf Registration Statement) and Form S-8 registration statements pursuant to Rule 414(d), which requires that the successor issuer file an amendment to the registration statements of the predecessor issuer expressly adopting such statements as its own registration statements and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statements from being misleading in any material respect.

Based on the foregoing, we respectfully request that the Staff concur in our opinion that New Sprint should be deemed to be the successor of Sprint for the purposes of continuing the offerings under the Sprint registration statements, and that upon the consummation of the Sprint Merger, New Sprint may therefore file post-effective amendments to the Sprint registration statements as contemplated by Rule 414.

D. Rule 144(c)(1) and (e)

Affiliates of New Sprint who desire to sell New Sprint Common Stock, absent registration under the Securities Act, must sell such New Sprint Common Stock pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Immediately after the Sprint Merger, New Sprint will have satisfied each of the requirements of Rule 144(c)(1), except that it will not have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days. For the reasons set forth above under "Form S-3, Form S-8, and Form S-3 Level Disclosure in Form S-4," we believe that Sprint's and Clearwire's Exchange Act reporting histories should be taken into account for purposes of determining whether New Sprint satisfies the Rule 144(c)(1) eligibility requirements, in light of the comprehensive disclosures in prior reports and future reports filed by Sprint and Clearwire, the Form S-4, the Clearwire Proxy Statement and the Exchange Act reports filed by New Sprint following the effectiveness of the Form S-4. In these circumstances, we believe that there will be substantial publicly available information regarding New Sprint that is both adequate and current for purposes of Rule 144(c)(1). The Staff has taken similar positions in the context of various Holdco Reorganizations and other analogous transactions. *See, e.g., LIN TV Corp., supra; Genworth Financial, Inc., supra; Coca-Cola Hellenic Bottling Company S.A. (available March 14, 2013); Tower Group, Inc., supra; ADA-ES, Inc., supra; Jazz Pharmaceuticals, Inc., supra; MGP Ingredients, Inc., supra; Interactive Intelligence, Inc., supra; GrafTech Int'l. Ltd., supra; Willbros Group, Inc., supra; Pediatrix Medical Group, Inc., supra; Mentor Corporation, supra; and Dollar Tree Stores, Inc., supra.*

Based on the foregoing, we respectfully request that the Staff concur in our opinion that Sprint's and Clearwire's reporting histories under the Exchange Act prior to the consummation of the Sprint Merger and Clearwire Acquisition, as applicable, may be taken into account in determining whether New Sprint has complied with the current public information requirements of Rule 144(c)(1) following the Sprint Merger and Clearwire Acquisition.

For the same reasons, we respectfully request that the Staff concur in our opinion that, for purposes of Rule 144, the most recent report or statement published by Sprint prior to the consummation of the Sprint Merger and the average weekly reported volume of trading in Sprint Common Stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the consummation of the Sprint Merger may be taken into account by holders of New Sprint Common Stock in determining the applicable limitation on the amount of New Sprint Common Stock that may be sold in compliance with Rule 144(e)(1) and (2) after the Sprint Merger. We believe that our opinion is consistent with positions stated above and the previous determinations of the Staff in connection with Rule 144(c)(1) cited above.

E. Section 4(3) and Rule 174

Under Rule 174(b), a dealer need not deliver a prospectus if the issuer is an Exchange Act reporting company. New Sprint will have the same consolidated assets, liabilities, business, and operations as Sprint immediately before the consummation of the Sprint Merger (other than the Sprint Common Stock acquired upon conversion of the Bond immediately prior to the consummation of the Sprint Merger and the $1.9 billion in cash to be contributed by SoftBank at or before the consummation of the Transaction as discussed above) and will be the successor to Sprint. Sprint has been a reporting company under the Exchange Act for more than fifty years, and New Sprint, as the successor to Sprint, will assume Sprint's reporting status after the consummation of the Sprint Merger. The Staff has previously taken the position that the successor in transactions similar to the Transaction is deemed an Exchange Act reporting company and dealers of the successor's securities may rely on Rule 174(b). *See, e.g., LIN TV Corp.; Eaton Corporation, supra; SAIC, Inc., supra; Alexander & Baldwin, Inc., supra; ADA-ES, Inc., supra; Interactive Intelligence, Inc., supra; The Dress Barn, Inc., supra; Pediatrix Medical Group, Inc., supra; and Mentor Corporation, supra.*

Accordingly, we respectfully request that the Staff concur in our opinion that New Sprint will be deemed an Exchange Act reporting company and that dealers of New Sprint Common Stock will be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(3) of the Securities Act.

* * *

Thank you for your attention to this matter. If for any reason the Staff does not concur with our conclusions and opinions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. If the Staff needs any additional information regarding this letter, or if we may otherwise be of assistance, please feel free to call the undersigned at (202) 887-1563, Brandon C. Parris at (415) 268-6617 or Jackie Liu at (415) 268-6722.

Sincerely,



David M. Lynn

cc: Ronald D. Fisher, Starburst II, Inc.
Charlie Wunsch, Esq., Sprint Nextel Corporation
Thomas H. Kennedy, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Jeremy D. London, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Kenneth A. Siegel, Esq., Morrison & Foerster LLP
Robert S. Townsend, Esq., Morrison & Foerster LLP
David A. Lipkin, Esq., Morrison & Foerster LLP
Brandon C. Parris, Esq., Morrison & Foerster LLP
Jackie Liu, Esq., Morrison & Foerster LLP

EXHIBIT A

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

These unaudited pro forma condensed combined financial statements give effect to (a) the proposed merger (the "SoftBank Merger") whereby Sprint Nextel Corporation ("Sprint") would become a wholly owned subsidiary of Starburst II, Inc. ("Starburst II," "New Sprint" or "Parent") pursuant to the Agreement and Plan of Merger, dated as of October 15, 2012 (the "Merger Agreement"), as amended on November 29, 2012, April 12, 2013 and June 10, 2013 (the "Amended Merger Agreement"), (b) a Bond Purchase Agreement by and between Sprint and Parent, dated as of October 15, 2012 (the "Bond Purchase Agreement"), as amended on June 10, 2013 (the "Amended Bond Purchase Agreement") and (c) Sprint's proposed acquisition of all of the remaining equity interests in Clearwire Corporation ("Clearwire") not currently held by Sprint (the "Clearwire Acquisition").

The unaudited pro forma condensed combined balance sheet includes the historical unaudited condensed consolidated balance sheets of Starburst II, Sprint and Clearwire, as of March 31, 2013, giving pro forma effect to (i) the SoftBank Merger and the Clearwire Acquisition as discussed above and (ii) the additional equity capitalization of Parent, as if these transactions had been consummated on March 31, 2013. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2013 was prepared using the historical unaudited condensed consolidated statement of operations of Starburst II, Sprint and Clearwire for the three months ended March 31, 2013, giving pro forma effect to the acquisitions as if these transactions had been consummated on January 1, 2012. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012 was prepared using the historical audited consolidated statement of operations of Starburst II for the period from October 5, 2012 (date of incorporation) through December 31, 2012, and the historical audited consolidated statements of operations of Sprint and Clearwire for the year ended December 31, 2012, giving pro forma effect to the acquisitions as if these transactions had been consummated on January 1, 2012. The unaudited pro forma condensed combined financial information has been adjusted to give pro forma effect to agreements and events that are (1) directly attributable to the SoftBank Merger and Clearwire Acquisition, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results.

These unaudited condensed combined pro forma financial statements have been prepared on a basis to illustrate the Amended Merger Agreement and the Amended Bond Purchase Agreement (collectively, the "SoftBank Transactions") and the Clearwire Acquisition separately given that each transaction is subject to approval from separate stockholders groups and the possibility that the Clearwire Acquisition is not approved by the requisite number of Clearwire minority stockholders. The pro forma effect of the transactions have been presented separately on a combined basis but rather as individual transactions to enable the users of the proxy statement-prospectus supplement to view the pro forma effect of each transaction. A condition precedent to the Clearwire Acquisition is the consummation of the SoftBank Merger. Accordingly, the pro forma effect of consummating only the SoftBank Transaction has been labeled "Pro Forma Condensed Combined — Starburst II & Sprint" in each of the unaudited pro forma condensed combined financial statements and the incremental pro forma effect of the Clearwire Acquisition is included separately to arrive at a final pro forma presentation in the column labeled "Pro Forma Condensed Combined." We believe this basis of presentation is more useful to stockholders voting on the SoftBank Merger rather than an exclusion of the Clearwire Acquisition.

SoftBank Transactions

On October 5, 2012, Parent was established by SoftBank for the purpose of acquiring a controlling interest in Sprint and undertaking the transactions contemplated by the SoftBank Transactions. For more details about the SoftBank Transactions, see "The Merger Agreement" and "The Bond Purchase Agreement" beginning on pages 136 and 156, respectively, of the proxy statement-prospectus and "The Merger Agreement Amendment" and "The Bond Purchase Agreement Amendment" beginning on pages S-66 and S-71, respectively.

The completion of the SoftBank Transactions, which is subject to various conditions, including Sprint stockholder and regulatory approval, is expected to occur in stages. On October 22, 2012, Sprint issued a convertible bond ("Bond") under the Bond Purchase Agreement to Parent with a face amount of $3.1 billion, stated interest rate of 1%, and maturity date of October 15, 2019. The Bond is convertible into approximately 590 million shares of Sprint common stock, subject to adjustment. The Bond will convert into shares of Sprint common stock immediately prior to consummation of the SoftBank Merger and may not otherwise be converted prior to the termination of the Amended Merger Agreement.

On June 10, 2013, Sprint, SoftBank Corp., Starburst I, Inc. ("HoldCo"), Parent and Starburst III, Inc. entered into an amendment to the Merger Agreement (the "Merger Agreement Amendment") resulting in a preliminary estimated purchase price of approximately $23.0 billion. Pursuant to the Merger Agreement Amendment HoldCo will increase the amount it contributes to New Sprint at the closing from $17 billion to $18.5 billion, of which (i) the aggregate cash consideration payable to Sprint stockholders is increased from $12.1 billion to $16.6 billion, and (ii) $1.9 billion rather than $4.9 billion will remain in the cash balance of New Sprint for general corporate purposes, including but not limited to the Clearwire Acquisition. Immediately following the Effective Time of the SoftBank Merger, HoldCo will own approximately 78% of the fully diluted equity of New Sprint (increased from approximately 70% as compared to the Merger Agreement), and the former stockholders and other equityholders of Sprint will collectively own approximately 22% of the fully diluted equity of New Sprint (decreased from approximately 30% as compared to the Merger Agreement).

Under the terms of the Merger Agreement Amendment, Sprint stockholders will have the option to elect to receive cash, limited to $16.6 billion, in the amount of $7.65 (subject to proration) for each share of Sprint common stock which represents an increase of $0.35 from the $7.30 (subject to proration) for each share of Sprint common stock option under the Merger Agreement. Sprint stockholders will also continue to have the option to elect to receive one share of New Sprint common stock for each share of Sprint common stock owned (subject to proration). See "The SoftBank Merger — Cash/Stock Proration and Allocation Rules" beginning on page 126 of the proxy statement-prospectus and "Updates Regarding The Cash/Stock Election" beginning on page S-74.

In addition, SoftBank and Sprint amended the Bond Purchase Agreement (the "Bond Purchase Agreement Amendment") to provide that the standstill provisions included in the Bond Purchase Agreement applicable to SoftBank (and Parent) terminate at any time the Amended Merger Agreement is terminated (except if the Amended Merger Agreement is terminated by Sprint as a result of certain breaches of representations, warranties, covenants or agreements by SoftBank) and to provide Parent, in lieu of converting the Bond previously issued pursuant to the terms of the Bond Purchase Agreement, the right to cause Sprint (or any successor to Sprint) to purchase the Bond, upon certain qualifying termination events and, subject to adjustment, at a price that consists of the principal and accrued interest of the Bond, plus the aggregate net value of Sprint common stock that would otherwise be issuable upon conversion of the Bond determined by subtracting the initial $5.25 per share conversion price of the Bond from the volume-weighted average price of Sprint common stock into which the Bond would otherwise be convertible over a period of 30 trading days ending on the qualifying termination date.

Upon consummation of the SoftBank Merger, HoldCo will receive a five-year warrant to purchase approximately 55 million shares of New Sprint at $5.25 per share which would yield approximately $300 million in proceeds upon exercise. No pro forma adjustment for the warrant has been reflected in the unaudited pro forma condensed combined balance sheet due to its immateriality. See "The Warrant Agreement" beginning on page 161 of the proxy statement-prospectus. Upon consummation of the SoftBank Merger, (i) Sprint will become a wholly-owned subsidiary of New Sprint, (ii) New Sprint will be a publicly traded company, (iii) SoftBank will indirectly own approximately 78% of New Sprint on a fully diluted basis, and (iv) the former stockholders and other equityholders of Sprint will own approximately 22% of the fully diluted equity of New Sprint.

As more fully described in the notes to the unaudited pro forma condensed combined financial information, the estimate of total consideration paid by Parent in exchange for 100% of the outstanding shares of Sprint, excluding the 590 million shares of Sprint common stock issuable upon conversion of the Bond, is determined based primarily upon the approximately $16.6 billion cash consideration plus the stock consideration equal to the estimated fair value of New Sprint shares of common stock to be distributed to Sprint stockholders existing immediately prior to the consummation of the SoftBank Merger.

Clearwire Transactions

On December 17, 2012, Sprint announced the Clearwire Acquisition pursuant to an agreement and plan of merger dated as of December 17, 2012. The completion of the Clearwire Acquisition is subject to various conditions including Clearwire stockholder and regulatory approval, and the consummation of the SoftBank Merger, among other things. Under the terms of this agreement and plan of merger for the Clearwire Acquisition, upon the closing of the Clearwire Acquisition, Sprint agreed to pay to Clearwire stockholders cash in an amount equal to $2.97 per share equaling $2.2 billion in exchange for all shares of Clearwire common stock not currently held by Sprint.

On December 17, 2012, Clearwire and Sprint entered into agreements that provide up to $800 million of additional financing for Clearwire in the form of exchangeable notes, which will be convertible into Clearwire common stock at $1.50 per share, subject to certain conditions and subject to adjustment, pursuant to the terms of such financing agreements. Under the financing agreements, Clearwire has the right to sell to Sprint up to $80 million of exchangeable notes per month for up to ten months beginning in January 2013, subject to certain conditions including the consummation of the proposed Clearwire Acquisition. Refer to Note 9 — Liquidity.

On May 21, 2013, Sprint and Clearwire executed an amendment to the prior merger agreement to increase the per share merger consideration from $2.97 per share of Clearwire's Class A common stock to $3.40 per share. Clearwire's board of directors, upon recommendation of a Special Committee of the board consisting of three independent directors who are not Sprint designees, recommended that Clearwire stockholders adopt the amended merger agreement. The revised merger agreement is subject to customary closing conditions, including regulatory approvals and the approval of Clearwire's stockholders, including the approval of a majority of Clearwire stockholders not affiliated with Sprint or SoftBank. SoftBank has consented to the increased offer to acquire the remaining stake of Clearwire. See Note 10 — Subsequent Events.

Unaudited Pro Forma Condensed Combined Financial Statement Considerations

The unaudited pro forma condensed combined financial information was prepared treating Parent as the acquiring entity for purposes of the SoftBank Merger and Sprint as the acquiring entity for purposes of the Clearwire Acquisition. Accordingly, consideration paid by Parent to acquire the ownership interest of Sprint will be allocated to the assets acquired and liabilities assumed from Sprint, and consideration paid by Sprint in the Clearwire Acquisition, as well as the estimated fair value of Sprint's previously held interest in Clearwire, will be allocated to the assets acquired and liabilities assumed from Clearwire, based upon their estimated fair values as of the acquisition date of each respective transaction. The unaudited pro forma condensed combined financial information is based on various assumptions, including assumptions relating to the consideration paid and the allocation thereof to the assets acquired and the liabilities assumed from Sprint and Clearwire based on preliminary estimates of fair value.

Additionally, the allocations of the fair value of the consideration paid in excess of Sprint's and Clearwire's historical book value is dependent upon certain valuations and other studies that have not yet been finalized. A final estimate of the fair value of Sprint's and Clearwire's assets and liabilities will be based on the actual net tangible and intangible assets that exist at the acquisition date of each transaction, which will not be known prior to the consummation of each transaction. Accordingly, the pro forma consideration paid by the acquirers and the associated purchase price adjustments are preliminary, subject to future adjustments which may be material and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information presented below. The final purchase prices and the allocations thereof may differ materially from those reflected in the unaudited pro forma condensed combined financial information after final valuation procedures are performed and amounts are finalized following completion of the transactions.

This unaudited pro forma condensed combined financial information should be read in conjunction with the audited historical financial information and accompanying notes of Parent, beginning on page F-2 of the proxy statement-prospectus, of Sprint, which are incorporated by reference into the proxy statement-prospectus and this supplement, and of Clearwire, which are included in Sprint's Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into the proxy statement-prospectus and this supplement and the unaudited historical financial information as of and for the three month period ended March 31, 2013 and accompanying notes of Parent beginning on page S-114, of Sprint, which are incorporated by reference in the proxy statement-prospectus and this supplement and of Clearwire beginning on page S-124. The unaudited pro forma condensed combined financial information is not necessarily indicative of the operating results or financial position that would have occurred if the SoftBank Merger and Clearwire Acquisition had been consummated at the dates specified and is not indicative of operations going forward. The unaudited pro forma condensed combined statement of operations does not reflect any cost savings from operating efficiencies, synergies or other restructurings that could result from the proposed SoftBank Merger and Clearwire Acquisition.

Starburst II
Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2013
(in millions)

	Starburst II (Parent)	Sprint Nextel Corporation	Bond Conversion Adjustments	Eliminations	Pro Forma Adjustments	Pro Forma Condensed Combined — Starburst II & Sprint
ASSETS						
Current assets						
Cash and cash equivalents	$ 3	$ 6,275	$ —	$ —	$ 18,540 (5c) (16,640) (5d) (20) (5e)	$ 8,158
Short-term investments	—	1,494	—	—	—	1,494
Accounts and notes receivable, net	17	3,352	—	(14) (5b)		3,355
Device and accessory inventory	—	843	—	—	—	843
Deferred tax assets	—	—	—	—	83 (5i)	83
Prepaid expenses and other current assets	—	805	—	—	(116) (5i)	689
Total current assets	20	12,769	—	(14)	1,847	14,622
Investments	3,103	866	—	(3,103) (5b)	1,736 (5i)	2,602
Property, plant and equipment, net	—	14,025	—	—	(238) (5i)	13,787
Intangible assets						
Goodwill	—	359	—	—	8,288 (5i)	8,647
FCC licenses and other	—	20,722	—	—	7,371 (5i)	28,093
Definite-lived intangible assets, net	—	1,271	—	—	5,326 (5i)	6,597
Other assets	—	745	—	—	(503) (5i)	242
Total assets	$3,123	$ 50,757	$ —	$(3,117)	$ 23,827	$74,590
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current liabilities						
Accounts payable	$ —	$ 2,963	$ —	$ —	$ —	$ 2,963
Accrued expenses and other current liabilities	11	5,176	—	(16) (5b)	(259) (5i)	4,912
Current portion of long-term debt, financing and capital lease obligations	—	428	—	—	—	428
Total current liabilities	11	8,567	—	(16)	(259)	8,303
Long-term debt, financing and capital lease obligations	—	24,072	(2,862) (5a)	—	2,826 (5i)	24,036
Deferred tax liabilities	1	7,131	—	—	3,509 (5i)	10,641
Other liabilities	—	4,513	—	—	(857) (5i)	3,656
Total liabilities	12	44,283	(2,862)	(16)	5,219	46,636
Commitments and contingencies						
Stockholders' equity						
Common stock	—	6,026	—	— — —	(6,026) (5h) 31 (5c) 8 (5f)	39
Paid-in capital	3,146	47,026	3,100 (5a)	(3,100) (5b)	(47,026) (5h) 18,509 (5c) 6,151 (5f) 165 (5g) 59 (5e)	28,030
Accumulated deficit	(36)	(45,459)	(238) (5a)	—	45,697 (5h) (79) (5e)	(115)
Accumulated other comprehensive income (loss)	1	(1,119)	—	(1) (5b)	1,119 (5h)	—
Non-controlling interest	—	—	—	—	—	—
Total stockholders' equity	3,111	6,474	2,862	(3,101)	18,608	27,954
Total liabilities and stockholders' equity	$3,123	$ 50,757	$ —	$(3,117)	$ 23,827	$74,590

See accompanying notes to the unaudited pro forma condensed combined financial information

Starburst II
Unaudited Pro Forma Condensed Combined Balance Sheet (continued)
As of March 31, 2013
(in millions)

	Pro Forma Condensed Combined — Starburst II & Sprint	Clearwire Corporation (Note 7a)	Eliminations		Pro Forma Adjustments		Pro Forma Condensed Combined
ASSETS							
Current assets							
Cash and cash equivalents	$ 8,158	$ 176	$ —		$(2,495)	(6a)	$ 5,789
					(50)	(8b)	
Short-term investments	1,494	625	—		—		2,119
Accounts and notes receivable, net	3,355	20	(79)	(7b)	—		3,296
Device and accessory inventory	843	16	—		—		859
Deferred tax assets	83	—	—		(25)	(8a)	58
Prepaid expenses and other current assets	689	84	(123)	(7b)	—		650
Total current assets	14,622	921	(202)		(2,570)		12,771
Investments	2,602	—	(2,208)	(7b)			134
			(260)	(7b)			
Property, plant and equipment, net	13,787	2,120	—		(308)	(8a)	15,599
Intangible assets							
Goodwill	8,647	—	—		—		8,647
FCC licenses and other	28,093	4,260	—		5,568	(8a)	37,921
Definite-lived intangible assets, net	6,597	—	—		—		6,597
Other assets	242	138	—		(46)	(8a)	334
Total assets	$74,590	$ 7,439	$(2,670)		$ 2,644		$82,003
LIABILITIES AND STOCKHOLDERS' EQUITY							
Current liabilities							
Accounts payable	$ 2,963	$ 63	$ (75)	(7b)	$ —		$ 2,951
Accrued expenses and other current liabilities	4,912	462	(127)	(7b)	55	(6c)	5,302
Current portion of long-term debt, financing and capital lease obligations	428	40	—		—		468
Total current liabilities	8,303	565	(202)		55		8,721
Long-term debt, financing and capital lease obligations	24,036	4,288	(181)	(7b)	713	(8a)	28,856
Deferred tax liabilities	10,641	191	—		1,542	(8a)	12,374
Other liabilities	3,656	914	—		(422)	(8a)	4,148
Total liabilities	46,636	5,958	(383)		1,888		54,099
Commitments and contingencies							
Stockholders' equity							
Common stock	39	—	—		—		39
Paid-in capital	28,030	3,218	(3,218)	(7b)	—		28,030
Accumulated deficit	(115)	(2,573)	2,573	(7b)	806	(7c)	(165)
			(806)	(7c)	(50)	(8b)	
Accumulated other comprehensive income (loss)	—	—	—		—		—
Non-controlling interest	—	836	(836)	(7b)	—		—
Total stockholders' equity	27,954	1,481	(2,287)		756		27,904
Total liabilities and stockholders' equity	$74,590	$ 7,439	$(2,670)		$ 2,644		$82,003

See accompanying notes to the unaudited pro forma condensed combined financial information

Starburst II
Unaudited Pro Forma Condensed Combined Statement of Operations
Three Months Ended March 31, 2013
(in millions, except per share amounts)

	Starburst II (Parent)	Sprint Nextel Corporation	Pro Forma Adjustments		Pro Forma Condensed Combined — Starburst II & Sprint	Clearwire Corporation (Note 7a)	Pro Forma Adjustments		Pro Forma Condensed Combined
Net operating revenues	$—	$8,793	$ (34)	(5j)	$8,759	$ 318	$(113)	(7dii)	$8,964
Net operating expenses									
Cost of services and products	—	4,933	(19)	(5k)	4,885	296	(9)	(8c)	5,056
			(29)	(5j)			(116)	(7dii)	
Selling, general and administrative	14	2,336	—		2,350	141	—		2,491
Severance, exist costs and asset impairments	—	25	—		25	—	—		25
Depreciation and amortization	—	1,492	—	(5l)	1,745	184	(22)	(8d)	1,903
			253	(5m)			(4)	(8e)	
Other, net	—	(22)	—		(22)	—	—		(22)
	14	8,764	205		8,983	621	(151)		9,453
Operating income (loss)	(14)	29	(239)		(224)	(303)	38		(489)
Other income (expense)									
Interest income (expense)	14	(432)	128	(5n)	(290)	(141)	52	(8f)	(373)
							6	(7di)	
Equity in losses of unconsolidated investments and other, net	(8)	(202)	—		(210)	(2)	212	(7di)	(10)
							(10)	(7di)	
	6	(634)	128		(500)	(143)	260		(383)
Loss before income taxes	(8)	(605)	(111)		(724)	(446)	298		(872)
Income tax (expense) benefit	(1)	(38)	—	(5o)	(39)	(16)	13	(8g)	(42)
Net loss	$ (9)	$ (643)	$(111)		$ (763)	$(462)	$ 311		$ (914)
Basic and diluted net loss per common share	$—	$ (0.21)	$ —		$ (0.20)	$ —	$ —		$ (0.23)
Basic and diluted weighted average common shares outstanding	3	3,013	875	(5p)	3,891	—	—		3,891

See accompanying notes to the unaudited pro forma condensed combined financial information

Starburst II
Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2012
(in millions, except per share amounts)

	Starburst II[1] (Parent)	Sprint Nextel Corporation	Pro Forma Adjustments		Pro Forma Condensed Combined — Starburst II & Sprint	Clearwire Corporation (Note 7a)	Pro Forma Adjustments		Pro Forma Condensed Combined
Net operating revenues	$—	$35,345	$ (146)	(5j)	$35,199	$ 1,265	$ (459)	(7dii)	$36,005
Net operating expenses									
Cost of services and products	—	20,841	(76)	(5k)	20,649	1,235	(39)	(8c)	21,409
			(116)	(5j)			(470)	(7dii)	
							34	(7diii)	
Selling, general and administrative	32	9,765	—		9,797	558	(34)	(7diii)	10,321
Severance, exist costs and asset impairments	—	298	—		298	83	—		381
Depreciation and amortization	—	6,543	—	(5l)	7,732	768	(76)	(8d)	8,406
			1,189	(5m)			(18)	(8e)	
Other, net	—	(282)	—		(282)	—	—		(282)
	32	37,165	997		38,194	2,644	(603)		40,235
Operating loss	(32)	(1,820)	(1,143)		(2,995)	(1,379)	144		(4,230)
Other income (expense)									
Interest income (expense)	10	(1,428)	456	(5n)	(962)	(553)	203	(8f)	(1,289)
							23	(7di)	
Equity in losses of unconsolidated investments and other, net	(1)	(924)	—		(925)	(9)	1,100	(7di)	112
							(54)	(7di)	
	9	(2,352)	456		(1,887)	(562)	1,272		(1,177)
Loss before income taxes	(23)	(4,172)	(687)		(4,882)	(1,941)	1,416		(5,407)
Income tax (expense) benefit	(3)	(154)	—	(5o)	(157)	197	(210)	(8g)	(170)
Net loss	$ (26)	$ (4,326)	$ (687)		$ (5,039)	$(1,744)	$1,206		$ (5,577)
Basic and diluted net loss per common share	$—	$ (1.44)	$ —		$ (1.31)	$ —	$ —		$ (1.45)
Basic and diluted weighted average common shares outstanding	3	3,002	837	(5p)	3,842	—	—		3,842

(1) The historical statement of operations of Starburst II is for the period from October 5, 2012 (date of incorporation) through December 31, 2012.

See accompanying notes to the unaudited pro forma condensed combined financial information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 — Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting, which is based on authoritative guidance for business combinations and fair value concepts. The unaudited pro forma condensed combined financial information was prepared on the basis of accounting principles generally accepted in the United States of America utilizing the SEC's guidance under Article 11 of Regulation S-X.

The unaudited pro forma condensed combined financial information and accompanying notes reflect a preliminary allocation of the estimated purchase prices as if the SoftBank Merger and Clearwire Acquisition had been consummated on March 31, 2013, with respect to the balance sheet, and on January 1, 2012, with respect to the statements of operations. The estimated purchase price for each of the SoftBank Merger and Clearwire Acquisition, the related allocations and all other adjustments included in this pro forma condensed combined financial information are preliminary, subject to future adjustments, which may be material, and have been prepared solely for the purpose of providing the information presented.

The authoritative guidance for business combinations requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date if fair value can reasonably be estimated. In addition, the guidance establishes that the consideration transferred be measured at the closing date of the acquisition at the then-current fair value. As the purchase price for the Parent's acquisition of Sprint includes shares and equity awards to be issued as consideration, the estimated fair value of such shares and equity awards to be issued will most likely result in values that are different from the amounts assumed in this unaudited pro forma condensed combined financial information.

The authoritative guidance for fair value defines the term "fair value," sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of inputs used to develop the fair value measures. Fair value is defined in the guidance as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective, and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Several valuation techniques have been utilized to determine the estimated fair value of assets acquired and liabilities assumed for purposes of these unaudited pro forma condensed combined financial statements. The following table outlines the general valuation methods used to estimate fair value for the material assets acquired and liabilities assumed:

Asset acquired or liability assumed	Valuation Technique
Current assets and current liabilities	Current assets and liabilities are generally reflected at historical carrying amounts on the basis that these amounts approximate estimated fair value. The adjustments to current assets and current liabilities reflected in the accompanying unaudited condensed combined pro forma balance sheet are described in the associated notes included herein.
Property, plant and equipment, net	Net property, plant and equipment was calculated using a cost approach which estimates the fair value of property, plant and equipment needed to replace the functionality provided by the existing property and equipment. Accordingly, the estimated reduction in the carrying value reflected herein is primarily due to advances in telecommunications equipment technology and the decommissioning of the Nextel platform.
Tradenames	Indefinite and definite lived tradenames were determined using a relief from royalty approach, which estimates the amount a market participant would pay to utilize Sprint's tradenames.
FCC licenses	FCC licenses were determined by analysis of market comparables in addition to the use of an income approach, the Greenfield direct value method, which estimates value through estimating discounted future cash flows of a hypothetical start-up business.
Customer relationships	Customer relationships were estimated using an excess earnings approach, which estimates value through estimating discounted future cash flows of existing customers as of the measurement date.
Long-term debt	Long-term debt was determined based on quoted prices in active markets or by using other observable inputs that are derived principally from or corroborated by observable market data.
Lease contracts	Estimated based on an income approach comparing contractual rents to current market rates.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Parent would have been had the SoftBank Merger and Clearwire Acquisition occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial position.

The unaudited pro forma condensed combined financial information does not reflect any cost savings from operating efficiencies, synergies or other restructurings that could result from the SoftBank Merger and Clearwire Acquisition. Further, upon consummation of Parent's acquisition of Sprint, the board of directors of New Sprint will be comprised of a combination of SoftBank and Sprint appointees, including a "Security Director" pursuant to the National Security Agreement who will be designated by SoftBank and is subject to United States of America government approval. Senior management of New Sprint will be determined by the board of directors of New Sprint. See "Update to Control and Management of New Sprint After the SoftBank Merger" beginning on page S-80.

SoftBank Transactions

Note 2 — Preliminary Purchase Price Calculation — New Sprint

The allocations of the preliminary estimated purchase price are subject to change based on finalization of the fair values of the tangible and intangible assets acquired and liabilities assumed in connection with Parent's acquisition of Sprint. The estimated purchase price of approximately $23.0 billion has been calculated as follows (in millions, except per share amounts):

Total cash to be paid to Sprint stockholders	$ 16,640
Estimated value of shares of New Sprint to be issued to former Sprint stockholders[(a)]	6,159
Estimated value of New Sprint equity awards issued to former Sprint equity award holders[(b)]	165
Total estimated purchase price	**$ 22,964**

(a) Represents approximately 838 million of Sprint's total outstanding shares as of March 31, 2013 multiplied by $7.35, the Sprint closing share price on June 11, 2013, the day following the announcement of the amendment to the SoftBank Merger Agreement. As calculated in Note 5(p), 838 million shares is the estimated number of Sprint shares that would have been exchanged for New Sprint shares had the SoftBank Merger been consummated on March 31, 2013. Upon consummation of the SoftBank Merger, the value of this component of the consideration will be based on the actual number of New Sprint shares issued to former Sprint stockholders and the actual stock price of New Sprint. A 10% difference in New Sprint's stock price would change the purchase price by approximately $615 million with a corresponding change in the allocation of value primarily to intangible assets acquired, both indefinite and definite-lived, including goodwill. The actual purchase price and the final valuation could differ significantly on the date of consummation of the SoftBank Merger compared to the current estimate.

(b) In accordance with applicable authoritative accounting guidance, the fair value of replacement awards attributable to pre-acquisition service is recorded as part of the consideration transferred in the SoftBank Merger, while the fair value of replacement awards attributable to post-acquisition service is recorded separately from the business combination and recognized as compensation cost in the post-acquisition period over the remaining service period. The portion of Sprint equity awards attributable to pre-acquisition and post-acquisition service is estimated based on the ratio of vested to unvested equity awards. The fair value of the New Sprint equivalent equity awards was estimated as of March 31, 2013, using the Black-Scholes valuation model utilizing various assumptions for stock options and using Sprint's stock price for valuation of restricted stock units.

The estimated purchase price is allocated based on the estimated fair value of assets acquired and liabilities assumed. For purposes of the unaudited pro forma condensed combined financial statements the amount of additional estimated purchase price in excess of the estimated purchase price previously determined under the terms of the original Merger Agreement has been allocated to goodwill except for Sprint's increased offer for Clearwire, which has been preliminarily allocated to FCC licenses. However, the actual purchase price allocation, particularly related to Sprint, may result in material differences to allocations among acquired assets. The majority of additional purchase price has been allocated to goodwill for purposes of these pro forma financial statements; however, it is possible that for Sprint, additional amounts may be allocated to indefinite lived intangible assets, such as FCC licenses and tradenames, and definite lived intangible assets, such as customer relationships upon finalizing the purchase price and performing the formal purchase price allocation. Any amounts allocated to indefinite lived intangible assets would have no effect on the unaudited pro forma condensed combined statements of operations while amounts allocated to definite-lived intangible assets such as customer relationships, if any, would have an effect on the unaudited pro forma condensed combined statements of operations. For illustrative purposes, the following table demonstrates the estimated pre-tax effect of additional amounts allocated to customer relationships on pro forma pre-tax loss in the unaudited condensed combined statements of operations:

Increase in Customer Relationships by increments of:	Increase in Pro Forma Pre-Tax Loss for the twelve months ended 12/31/2012	Increase in Pro Forma Pre-Tax Loss for the three months ended 3/31/2013
$100 million	$22 million	$5 million

Note 3 — Bond Purchase Agreement

On October 22, 2012, Sprint issued the Bond, under the terms of the Bond Purchase Agreement, to Parent with a face amount of $3.1 billion, stated interest rate of 1%, and maturity date of October 15, 2019, which is convertible into approximately 590 million shares of Sprint common stock, subject to adjustment. The Bond will convert into shares of Sprint common stock immediately prior to consummation of the SoftBank Merger and may not otherwise be converted prior to the termination of the Amended Merger Agreement. See "The Bond Purchase Agreement" beginning on page 156 of the proxy statement-prospectus. The Bond Purchase Agreement was amended in conjunction with the Merger Agreement Amendment on June 10, 2013 which provides Parent with the right, at its option, to require Sprint to settle the Bond for cash if certain conditions are met prior to the maturity date of the Bond. See "The Bond Purchase Agreement Amendment" beginning on page S-71.

No pro forma adjustments are necessary with regard to the issuance of the Bond as the issuance occurred on October 22, 2012 and is included in the unaudited historical financial information as of and for the three months ended March 31, 2013 and the audited historical financial information as of and for the year ended December 31, 2012.

Note 4 — Parent (New Sprint) Equity Capitalization and Unaudited Pro Forma Stockholders' Equity

The following information is provided to present additional detail regarding the elements of New Sprint's equity capitalization and unaudited pro forma stockholders' equity (in millions).

Total equity capitalization:	
Cash payment to former Sprint stockholders for the purchase of common stock(i)	$16,640
Issuance of Parent common stock to former Sprint stockholders(ii)	6,159
Estimated value of Parent equity awards issued to former Sprint equity award holders (see Note 2)	165
Total estimated purchase price	**$22,964**
Issuance of Parent shares to HoldCo in connection with October 2012 cash capital contribution	3,100
Issuance of Parent shares to HoldCo upon consummation of the SoftBank Merger(i)	1,900
Total equity capitalization(iii)	$27,964

i. In accordance with the Amended Merger Agreement, SoftBank will cause HoldCo to further capitalize Parent with approximately $18.5 billion in cash. Approximately $16.6 billion will be distributed to former

Sprint stockholders and approximately $1.9 billion will remain in the cash balance of Parent for general corporate purposes, including but not limited to the Clearwire Acquisition.

ii. Represents the estimated aggregate value of the approximately 838 million common shares issued by New Sprint in exchange for Sprint shares for purposes of the unaudited pro forma condensed combined financial information (see Note 2).

iii. The historical stockholders' equity of Sprint will be eliminated in consolidation with Parent upon completion of the SoftBank Merger. The combined stockholders' equity of New Sprint will be representative of the total investment by HoldCo in New Sprint and the new equity issuances. See the pro forma components of equity as of March 31, 2013 below (in millions, except per share amounts):

	Common stock	Paid-in-capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Parent pre-acquisition stockholders' equity	$ —	$ 3,146	$ (36)	$ 1	$ 3,111
Impact of shares to be issued by Parent to HoldCo (par value $0.01 per share)	31	18,509	—	—	18,540
Impact of shares to be issued by Parent to former Sprint stockholders (par value $0.01 per share)	8	6,151	—	—	6,159
Issuance of Parent equity awards	—	165	—	—	165
Estimated transaction fees not yet incurred	—	59	(79)	—	(20)
Other	—	—	—	(1)	(1)
Combined post-acquisition pro forma stockholders' equity	$ 39	$28,030	$(115)	$—	$27,954

Note 5 — Unaudited Pro Forma Adjustments

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The estimated purchase price of approximately $23.0 billion (see Note 2) has been allocated based on preliminary estimates of fair value, using historical financial statements of Sprint as of March 31, 2013.

The following unaudited consolidated pro forma adjustments result from the preliminary allocation of estimated purchase price to the assets acquired and liabilities assumed from the SoftBank Merger.

(a) Reflects the conversion of the amounts associated with the Bond. According to the provisions of the Bond Purchase Agreement, as amended, immediately prior to the consummation of the SoftBank Merger, the Bond will be converted into approximately 590 million shares of Sprint common stock. Accordingly, the amounts recorded by Sprint as debt under the $3.1 billion Bond become paid-in-capital and the remaining $238 million beneficial conversion feature recorded by Sprint is expensed directly to accumulated deficit.

(b) Reflects consolidation adjustments to eliminate Parent's $3.1 billion investment in Sprint as well as other immaterial intercompany balances.

(c) Reflects the cash capital contribution of HoldCo to Parent.

(d) Reflects the cash payment to former Sprint stockholders for the purchase of common stock.

(e) Reflects estimated remaining fees, such as investment bankers, legal, regulatory and other, relating to the SoftBank Merger to be incurred in future periods, $20 million of which is estimated to be incurred by Sprint and $59 million of which is estimated to be incurred by SoftBank on behalf of Parent.

(f) Reflects the issuance of New Sprint common stock to former Sprint stockholders.

(g) Reflects the portion of the estimated fair value of New Sprint equity awards issued to former Sprint equity award holders which relate to service provided in the pre-combination period.

(h) Reflects the elimination of historical Sprint equity carrying values, including the effects of the Bond conversion, resulting from Parent acquisition of Sprint.

(i) The SoftBank Merger is being treated as a business combination with Parent, the accounting acquirer, purchasing 100% of the ownership interests in Sprint. Consequently, the acquisition-date fair value of the consideration provided by Parent to the owners of Sprint immediately prior to the consummation of the SoftBank Merger will be allocated to the assets acquired and the liabilities assumed by Parent using the acquisition method, which allocates the consideration on the basis of fair value. As indicated above, the acquisition date fair value of the consideration given by Parent for the ownership interests in Sprint is estimated to be approximately $23.0 billion, which exceeded Sprint's pre-combination net book value as of March 31, 2013 by approximately $16.7 billion, which will be allocated to the assets acquired and liabilities assumed.

The estimated purchase price has been allocated to the net tangible and intangible assets acquired and liabilities assumed as follows (in millions):

	March 31, 2013 historical carrying value	Purchase price adjustment	Preliminary fair value
Current assets[(i)]	$ 12,769	(33)	$ 12,736
Investments[(ii)]	866	1,736	2,602
Property, plant and equipment, net[(iii)]	14,025	(238)	13,787
Indefinite life intangibles (including pro forma goodwill of $8,647)[(iv)]	21,081	15,659	36,740
Customer relationships and other[(v)]	1,271	5,326	6,597
Other assets[(vi)]	745	(503)	242
Current liabilities[(i)(vii)]	(8,567)	259	(8,308)
Long-term debt, financing and capital lease obligations[(viii)]	(24,072)	(2,826)	(26,898)
Deferred tax liabilities[(ix)]	(7,131)	(3,509)	(10,640)
Other liabilities[(x)]	(4,513)	857	(3,656)
	$ 6,474	$16,728	$ 23,202
Impact to Sprint's pre-combination equity resulting from Parent and Sprint intercompany eliminations	(238)	—	(238)
Total	$ 6,236	$16,728	$ 22,964

i. Adjustment includes elimination of $116 million of deferred revenue and associated deferred cost balances related to upfront activation fees for subscribers obtained in Sprint's indirect sales channel. See Note 5(j). The adjustment to current assets is offset by an increase in Sprint's current deferred tax assets of $83 million resulting from the net effect of purchase accounting adjustments.

ii. Adjustment includes a $1.7 billion increase in Sprint's equity method investment in Clearwire, reflecting an estimated fair value based on $2.99 per share. See Note 6(b).

iii. Adjustment includes $238 million decrease in net property, plant and equipment, reflecting the estimated replacement cost of assets. See Note 5(l).

iv. Adjustment includes a $8.3 billion increase in goodwill, a $4.6 billion increase in indefinite lived tradenames and a $2.8 billion increase in indefinite lived FCC licenses.

v. Adjustment includes a $6.2 billion increase in existing customer relationships, offset by decreases in Sprint's definite lived tradename and reacquired rights of $123 million and $753 million, respectively, which are the result of adjusting the historical carrying values to estimated fair value. Reacquired rights, which were related to prior acquisitions, were adjusted to $0 since the tradename to which the prior reacquisitions of rights related to was included in the estimated fair value of tradenames.

vi. Adjustment includes the elimination of $293 million of debt issuance costs as well as the elimination of $210 million, representing the long-term portion of deferred activation costs, for which there is no future economic benefit to a market participant.

vii. Adjustment reflects additional reductions of deferred revenues of $143 million to an estimated fair value representing the cost of fulfilling the obligation plus a normal profit margin, in addition to the $116 million in reductions discussed in Note 5(i)(i).

viii. Adjustment includes a $2.8 billion increase in the carrying value of long-term debt to reflect its estimated fair value as of March 31, 2013. The premium resulting from the excess of estimated fair value over historical carrying value will be amortized as a reduction of interest expense in future periods. See Note 5(n).

ix. Adjustment includes the estimated deferred tax effects of the purchase price allocation, which together with the adjustment to current deferred income taxes noted in (i) above, results in an estimated increase in net deferred tax liability resulting primarily from the excess of estimated fair values over historical carrying amounts.

x. Adjustment includes elimination of approximately $1.4 billion of deferred rent primarily resulting from recognizing lease expense from tower leases on a straight line basis and which does not meet the definition of a liability under the authoritative literature for business combinations, elimination of long-term deferred activation revenues of $210 million for which there is no remaining performance obligation, offset by an unfavorable lease liability of approximately $750 million related to Sprint's operating leases.

Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

(j) Reflects the elimination of deferred revenues and costs recognized in the historical statement of operations of Sprint primarily related to amounts collected or incurred by Sprint at the beginning of a customer contract for upfront activation fees, and the associated costs, each of which were amortized over the longer of the contract life or the estimated customer life. The elimination of these items is factually supportable and directly related to the effect of applying purchase accounting. Deferred activation revenues and costs are not eligible for recognition in purchase accounting as they represent amounts collected and incurred in prior periods for which there is no future performance obligation or economic benefit, as applicable, by a market participant. As a result, amortization associated with these items has been eliminated.

(k) Reflects the estimated adjustment to cost of services and products for the preliminary purchase price adjustment related to an unfavorable operating lease liability that will be amortized on a straight-line basis over the average remaining lease term, which approximates ten years.

(l) Property, plant and equipment, net was reduced by $238 million to its estimated fair value at March 31, 2013. The adjustment principally relates to a decrease in Sprint's Nextel platform assets. No pro forma adjustment to depreciation expense was included because such adjustment would not be expected to have a continuing impact as a result of the planned decommissioning of the Nextel platform, which is expected to be complete by June 30, 2013. The pro forma effect of the reduction in the Nextel platform assets would have resulted in a reduction to depreciation expense of approximately $303 million for the year ended December 31, 2012. There would not have been a pro forma effect on depreciation expense for the three months ended March 31, 2013 because the remaining estimated useful life of the Nextel platform assets is less than one year.

(m) Reflects the estimated adjustment to amortization expense for the preliminary purchase price adjustment related to Sprint's customer relationships of approximately $6.2 billion, as well as definite-lived trade names and reacquired rights. The estimated fair value of Sprint's postpaid customer relationships, approximately $5.7 billion, is expected to be amortized over 8 years while the estimated fair value of Sprint's prepaid customer relationships, approximately $500 million, is expected to be amortized over 4 years. The method of amortization for both customer relationship assets is expected to be the sum of the years' digits method. The estimated fair value of Sprint's definite-lived trade names of approximately $340 million is expected to be amortized over the remaining term of the license agreement, which approximates 36 years. This adjustment also reflects the elimination of the historical amortization expense resulting from the amortization of reacquired rights, which were adjusted by approximately $753 million in the unaudited pro forma condensed combined balance sheet. See Note 5(i)(v).

(n) Reflects the estimated decrease in interest expense resulting from the amortization of the net premium recorded as a consequence of adjusting Sprint's outstanding long-term debt to its estimated fair value. For purposes of the unaudited pro forma condensed combined financial information, the adjustment to Sprint's outstanding debt is being amortized over the remaining period to maturity of the debt, which varies from approximately 1 to 20 years as of March 31, 2013. This adjustment also reflects the elimination of interest expense resulting from the amortization of debt issuance costs of approximately $293 million, which was adjusted to $0 in the unaudited pro forma condensed combined balance sheet.

(o) No tax benefit has been provided on the net pre-tax expense resulting from the pro forma adjustments. Sprint's consolidated net operating losses and loss carryforwards will be attributed to the new Parent consolidated group. Due to Sprint's recent history of consecutive annual losses, Sprint does not expect to record significant tax benefits on current or future net operating losses until circumstances justify the recognition of such benefits.

(p) Reflects the adjustments to shares outstanding as calculated below (in millions, except Merger Agreement Amendment factor):

	Sprint	Starburst II
Shares outstanding as of March 31, 2013	3,013	3
Conversion of Bond, immediately prior to consummation of the SoftBank Merger	590	—
Shares outstanding immediately prior to consummation of the SoftBank Merger	3,603	3
Shares not subject to merger consideration	(590)	
Shares outstanding and eligible to participate in merger consideration	3,013	
Upon consummation of the SoftBank Merger, outstanding Sprint shares are exchanged for cash and Parent shares[(i)]	(3,013)	838
Issuance of shares to HoldCo by Parent in accordance with the Amended Merger Agreement[(ii)]		3,050
Parent's equity interest in Sprint	590	
Total shares outstanding following consummation of the SoftBank Merger	**590**	**3,891**

i. As described above, Sprint stockholders and other equityholders immediately prior to consummation of the SoftBank Merger will receive total cash consideration of approximately $16.6 billion together with an approximate 22% fully diluted interest in New Sprint effectuated by an exchange of shares in accordance with the provisions of the Amended Merger Agreement.

ii. As previously described, following the consummation of the SoftBank Merger, HoldCo will own approximately 78% of New Sprint on a fully diluted basis. To achieve the targeted ownership, the Amended Merger Agreement provides that the number of Starburst II shares held by HoldCo will be cancelled and reclassified into a number of New Sprint shares held by HoldCo which will be equal to the product of 3.477752 multiplied by the sum of the following: (i) the total number of shares of New Sprint issued to non-HoldCo stockholders in the SoftBank Merger; (ii) the product of the "in-the-money multiplier" (as defined in the Amended Merger Agreement) multiplied by the number of New Sprint shares underlying all assumed "in-the-money options" (as defined in the Amended Merger Agreement); and (iii) the aggregate number of shares of New Sprint common stock underlying all restricted stock units outstanding as of the date of consummation of the SoftBank Merger. The pro forma consummation of the SoftBank Merger resulted in approximately 838 million shares being issued to non-HoldCo stockholders. Of the 75 million Sprint equity awards as of March 31, 2013, approximately 63 million were in the money stock options or restricted stock units, of which 40 million would be considered dilutive assuming a cashless exercise of the in the money stock options. Consequently, except as otherwise provided in the Amended Merger Agreement, Parent will issue 3.1 billion shares to HoldCo as shown below (in millions, except Merger Agreement Amendment factor):

	Starburst II Shares Issued to HoldCo
Shares issued to non-HoldCo stockholders	838
Dilutive equity awards	40
	878
Merger Agreement Amendment factor	x3.477752
Shares issued to HoldCo by Parent in connection with the consummation of the SoftBank Merger	3,053

Clearwire Acquisition

Note 6 — Preliminary Purchase Price Calculation — Clearwire

The estimated purchase price of approximately $4.8 billion for the Clearwire Acquisition has been calculated as follows (in millions, except per share amounts):

Total cash paid to Clearwire stockholders[(a)]	$ 2,495
Estimated fair value of Sprint's previously held non-controlling interest in Clearwire[(b)]	2,208
Estimated payment to holders of Clearwire equity awards[(c)]	55
Total estimated purchase price	**$ 4,758**

(a) Represents the cash purchase price of $3.40 per share to acquire the outstanding shares of Clearwire as of March 31, 2013 not currently held by Sprint.

(b) Equals the estimated fair value of Sprint's previously held equity interest in Clearwire of approximately 31 million Class A shares and approximately 708 million Class B shares, both valued at $2.99 per share, which represents an approximate 12% discount to Sprint's offer price for shares not currently held by Sprint. The difference between $2.99 and the per share merger consideration of $3.40 represents an estimate of a control premium, which would not generally be included in the valuation of Sprint's non-controlling interest.

(c) In accordance with the Clearwire Acquisition Agreement, as amended, all holders of Clearwire RSUs will exchange each RSU, whether vested or unvested as of the date the transaction is consummated, for a right to receive $3.40 in cash. As of March 31, 2013, approximately 26 million RSUs were outstanding, which would result in total cash payments of approximately $88 million, of which approximately $55 million is attributable to pre-acquisition services. The amount attributable to pre-acquisition services is included as a component of the total purchase price and the remaining approximately $33 million will be expensed in New Sprint's statement of operations post-acquisition. No amounts were included for holders of Clearwire stock options because the number of stock options outstanding with an exercise price less than $3.40 per share is immaterial.

Note 7 — Consolidation of Clearwire Corporation

(a) Includes reclassifications of certain line items in Clearwire's historical condensed consolidated balance sheet and statements of operations to present in a consistent manner with certain line items included in Sprint's historical financial statements.

(b) The unaudited pro forma condensed combined balance sheet includes estimated adjustments to consolidate Clearwire as a wholly owned subsidiary and eliminate related party balances. The related party balances result from outstanding loans from Sprint to Clearwire as well as ending balances primarily related to wholesale mobile virtual network operator (MVNO) arrangements between Sprint and Clearwire. The following is a summary of the material related party balances by line-item (in millions).

	Sprint	Clearwire	Elimination
Accounts and notes receivable, net	79	—	(79)
Prepaid expenses and other current assets	123	—	(123)
Investments	260	—	(260)
Accounts payable	(75)	—	75
Accrued expenses and other current liabilities	—	(127)	127
Long-term debt	—	(181)	181
Paid-in capital — beneficial conversion feature	—	(79)	79
Net related party balances	387	(387)	0

In addition to the related party balances noted in the table above, the adjusted carrying value of Sprint's previously held equity interest in Clearwire, approximately $2,208 million (see Note 6), and Clearwire's historical equity balances have been eliminated.

(c) Sprint's pro forma carrying value, as adjusted for the increase in estimated fair value of Sprint's previously held non-controlling interest in Clearwire, exceeds Clearwire's net assets by $806 million after giving effect to pre-combination eliminations impacting equity of $79 million. This adjustment reflects the associated increase and subsequent elimination that would occur as a result of the Clearwire Acquisition.

(d) The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2013 and for the year ended December 31, 2012 have been adjusted as follows:

   i. To eliminate $212 million and $1.1 billion of equity in losses recorded by Sprint in "Equity in losses of unconsolidated investments and other, net" in its historical consolidated statement of operations for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively. Sprint's historical equity in losses from Clearwire recorded during the three months ended March 31, 2013 and the year ended December 31, 2012, included Sprint's proportionate interest in Clearwire's net loss and amortization of underlying basis differences. Additionally during the year ended December 31, 2012, Sprint recorded a pre-tax impairment charge related to its investment. These adjustments are partially offset by the elimination of $10 million and $54 million in interest income recognized by Sprint on its notes receivable from Clearwire during the three months ended March 31, 2013 and the year ended December 31, 2012, respectively. In addition, the adjustment to "Interest expense" reflects the elimination of interest expense recognized by Clearwire on its notes payable to Sprint during each period presented.

   ii. To eliminate related party activity that was recorded in the historical statements of operations of Sprint and Clearwire which were primarily related to wholesale MVNO arrangements between Sprint and Clearwire. This resulted in an adjustment to "Net operating revenues" to eliminate Clearwire's 4G wholesale revenue from Sprint and Sprint's 3G wholesale revenue from Clearwire which total $113 million and $459 million for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively. In addition, "Cost of services and products" was adjusted by $116 million and $470 million to eliminate related cost of service and other costs for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively.

   iii. To reclassify amounts presented within selling, general and administrative expense in Clearwire's statement of operations, including property taxes, fees and other costs, to provide conformity with Sprint's presentation in costs of services and products.

Note 8 — Clearwire Pro Forma Adjustments

These unaudited pro forma condensed consolidated financial statements give effect to the Clearwire Acquisition and consolidation of Clearwire assuming successful completion of the shareholder and regulatory approvals. However, to the extent that Clearwire stockholders do not approve the merger agreement, and the SoftBank Transactions are consummated, Sprint would increase its ownership interest in Clearwire from approximately 50% to approximately 63% as a result of the contractual agreement among the remaining Clearwire strategic investors, Intel, Bright House and Comcast. In such circumstance, Sprint would continue to account for its interest in Clearwire as an equity method investment given the existing Clearwire governance structure and Sprint's remaining non-controlling interest in Clearwire. As an equity method investment, the financial position and results of operations of Clearwire would not be consolidated with Sprint and Sprint would continue to record its proportionate share of Clearwire's losses in Sprint's statement of comprehensive loss.

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The estimated purchase price of approximately $4.8 billion has been allocated, based on preliminary estimates of fair value, using the historical unaudited condensed combined financial statements of Clearwire as of March 31, 2013. The following unaudited pro forma adjustments result from the preliminary allocation of estimated purchase price to the assets acquired and liabilities assumed in connection with the Clearwire Acquisition.

(a) The Clearwire Acquisition is being treated as a business combination with Sprint as the accounting acquirer. Consequently, the estimated acquisition-date fair value of the purchase price will be allocated to the assets acquired and the liabilities assumed by Sprint. As indicated above, the purchase price is estimated to be approximately $4.8 billion, which exceeds Clearwire's net book value of $1.4 billion as of March 31, 2013 by approximately $3.4 billion, which will be allocated to the assets acquired and liabilities assumed. The estimated purchase price has been allocated to the net tangible and intangible assets acquired and liabilities assumed as follows (in millions):

	Clearwire's March 31, 2013 historical carrying value	Purchase price adjustment	Preliminary fair value
Current assets(i)	$ 921	(25)	$ 896
Property, plant and equipment, net(ii)	2,120	(308)	1,812
FCC licenses and other(iii)	4,260	5,568	9,828
Other assets(iv)	138	(46)	92
Current liabilities	(565)	—	(565)
Long-term debt, financing and capital lease obligations(v)	(4,288)	(713)	(5,001)
Deferred tax liabilities(vi)	(191)	(1,542)	(1,733)
Other liabilities(vii)	(914)	422	(492)
Total	$ 1,481	$ 3,356	$ 4,837
Impact to Clearwire's pre-combination equity resulting from Sprint and Clearwire intercompany eliminations	(79)	—	(79)
Total	$ 1,402	$ 3,356	$ 4,758

i. Adjustment includes a decrease in the current deferred tax assets resulting from other purchase accounting adjustments related to the Clearwire Acquisition. Additionally, refer to (vi) below.
ii. Adjustment reflects a $308 million decrease in net property, plant and equipment, reflecting the estimated replacement cost of assets.
iii. Adjustment primarily relates to a $5.8 billion increase in FCC licenses offset by reductions to other definite lived intangible assets.
iv. Adjustment primarily consists of the elimination of $58 million of debt issue costs for which there is no future economic benefit to a market participant.
v. Adjustment represents a $713 million increase in the carrying value of debt to reflect its estimated fair value as of March 31, 2013. The premium resulting from the excess of estimated fair value over historical carrying value will be amortized as a reduction of interest expense in future periods. See Note 8(f).
vi. Adjustment includes the estimated deferred tax effects of the purchase price allocation, which together with the adjustment to current deferred income taxes noted in (i) above, results in an estimated increase in net deferred tax liability resulting primarily from the excess of estimated fair values over historical carrying amounts.
vii. Adjustment includes elimination of $758 million of deferred rent related to straight lining operating leases which does not meet the definition of a liability under the authoritative literature for business combinations, offset by estimated adjustments to unfavorable lease liabilities of $336 million related to operating leases.

(b) Reflects estimated fees, such as investment bankers, legal, regulatory and other, relating to the Clearwire Acquisition.

Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

(c) Reflects a net decrease to cost of services and products associated with amortization of the fair value adjustments to Clearwire's leased assets, including spectrum. The adjustment to cost of services and products was calculated using a weighted average remaining lease term of approximately 24 and 5 years for leased spectrum and facilities, respectively.

(d) Reflects the estimated adjustment to depreciation expense for the preliminary purchase price adjustment of $308 million made to Clearwire's property, plant and equipment. The adjustment to depreciation expense was calculated using a weighted average remaining useful life of approximately 4 years.

(e) Reflects the adjustment to eliminate historical amortization expense for the preliminary purchase price adjustment of approximately $53 million made to reduce Clearwire's other definite lived intangible assets to zero.

(f) Reflects the estimated decrease in interest expense resulting from the amortization of the net premium recorded as a consequence of adjusting Clearwire's outstanding debt to its estimated fair value. For purposes of the unaudited pro forma condensed combined financial information, the adjustment to Clearwire's outstanding debt is being amortized over the remaining period to maturity of the debt, which ranges from approximately 3 to 5 years as of March 31, 2013.

(g) The consolidated pro forma total income tax expense was calculated as if Clearwire had been a subsidiary of Sprint during the three month period ended March 31, 2013 and the year ended December 31, 2012. The pro forma tax expense is principally attributable to New Sprint's inability to schedule the reversal of taxable temporary differences resulting from tax amortization on FCC licenses as well as New Sprint's inability to recognize loss benefits. The difference between the combined federal and state statutory income tax rate of 39% and the resulting effective rate is primarily the result of the expected inability of New Sprint to recognize benefits attributable to net losses due to the uncertainty of the ultimate realization of the tax benefits.

Other Transactions

Note 9 — Liquidity

The assumed consummation of the SoftBank Merger, offset by the effects of the assumed consummation of the Clearwire Acquisition, will decrease the balance of cash and cash equivalents by approximately $486 million for the combined company. However, there has been no effect given to assume a decline in investment income related to the use of proceeds with respect to the proposed all-cash acquisition of Clearwire.

Clearwire's remaining funding available under the financing agreement with Sprint is $320 million and Clearwire's ability to draw on the remaining funding will depend, in part, on whether Clearwire shareholders approve the transaction contemplated by Clearwire's amended merger agreement with Sprint. Clearwire has disclosed that if its merger agreement with Sprint terminates, whether as a result of its shareholders failing to approve the proposed Clearwire Acquisition, or for any other reason, there would be substantial doubt about its ability to continue as a going concern for the next twelve months. Regardless of whether the proposed Clearwire Acquisition is successful or not, Sprint is obligated to acquire approximately 183 million additional shares of Clearwire common stock from the Clearwire strategic investors for $3.40 per share, subject to certain conditions to closing, including the closing of the SoftBank Transactions, representing a total cash outlay of approximately $622 million. If the proposed Clearwire Acquisition is not consummated, New Sprint may determine that all or a portion of the existing and future investments in Clearwire are impaired based upon factors described above. The historical carrying value of Sprint's investment in Clearwire at March 31, 2013, which equates to approximately $0.64 on a per share basis, has been recorded at its estimated fair value of $2.99 per share for purposes of giving pro forma effect to the consummation of the SoftBank Merger.

The Clearwire Acquisition does not accelerate any of the stated maturity dates of Clearwire's debt; however, holders of Clearwire's exchangeable notes will have the right to require Clearwire to repurchase all of the exchangeable notes at an amount equal to 100% of the principal amount, plus any unpaid accrued interest at the repurchase date. If all holders required Clearwire to repurchase the exchangeable notes, the total principal payment would approximate $629 million.

In addition, SoftBank and Sprint amended the Bond Purchase Agreement entered into by and between Sprint and Parent, dated as of October 15, 2012, to provide that the standstill provisions included in the Bond Purchase Agreement applicable to SoftBank (and Parent) terminate at any time the Amended Merger Agreement is terminated (except if the Amended Merger Agreement is terminated by Sprint as a result of certain breaches of representations, warranties, covenants or agreements by SoftBank) and to provide Parent, in lieu of converting the Bond previously issued pursuant to the terms of the Bond Purchase Agreement, the right to cause Sprint (or any successor to Sprint) to purchase the Bond, upon consummation of an alternative transaction with a third party following certain qualifying termination events and, subject to adjustment, at a price that consists of the principal and accrued interest of the Bond, plus the aggregate net value of Sprint common stock that would otherwise be issuable upon conversion of the Bond determined by subtracting the initial $5.25 per share conversion price of the Bond from the volume-weighted average price of Sprint common stock into which the Bond would otherwise be convertible over a period of 30 trading days ending on the date the Amended Merger Agreement is terminated. Assuming a qualifying termination event with a 30 day weighted average stock price of $7.35 per share, the amount of cash payable to SoftBank would be approximately $4.4 billion.

Note 10 — Subsequent Events

On April 15, 2013, Sprint received an unsolicited proposal from DISH Network Corporation ("DISH") to acquire Sprint (the "DISH Proposal") for total consideration of $25.5 billion, consisting of $17.3 billion in cash and $8.2 billion in common stock (based on the closing price of DISH common stock on April 12, 2013). On April 15, 2013, Sprint's Board of Directors formed a Special Committee of independent directors to review and carefully evaluate the proposal received from DISH with its financial and legal advisors consistent with its fiduciary and legal duties. On June 10, 2013, Sprint's Board of Directors unanimously approved the Merger Agreement Amendment with SoftBank. Additionally, the Special Committee of the Sprint Board and the Sprint Board decided DISH's unsolicited proposal to acquire Sprint was not reasonably likely to lead to an offer superior to the SoftBank Amended Merger Agreement. The Special Committee has terminated discussions with DISH.

On May 30, 2013, DISH commenced an unsolicited cash tender offer to acquire all outstanding common shares of Clearwire at a price of $4.40 per share, subject to a minimum participation in the offer of at least 25% of the voting stock in Clearwire. The offer is subject to other conditions such as the requirement of at least three Board designees and termination of the funding agreements with Sprint. On June 12, 2013, DISH amended certain terms of its tender offer and extended the expiration of the tender offer until midnight at the end of July 2, 2013. On that same day, Clearwire filed a Schedule 14D-9 with respect to the tender offer in which it announced that the Clearwire board of directors, acting on the recommendation of the special committee of the Clearwire board of directors, recommended that the holders of Class A common stock of Clearwire (other than DISH and its affiliates) tender their shares into the DISH tender offer, and had determined to change its recommendation of the Clearwire Acquisition and recommend that the holders of Class A common stock of Clearwire (other than DISH and its affiliates) vote against the adoption of the Clearwire Acquisition Agreement at the Clearwire special meeting of stockholders. Clearwire announced that it intended to adjourn its special meeting of the stockholders scheduled to held on June 13, 2013, and to reconvene on June 24, 2013.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth per share data regarding loss from continuing operations and book value for Sprint on a historical and unaudited pro forma equivalent basis and New Sprint on a historical and unaudited pro forma combined basis. The unaudited pro forma per share amounts were computed as if the SoftBank Merger and the Clearwire Acquisition had been completed on January 1, 2012 by giving pro forma effect to the related transactions including (a) the proposed SoftBank Merger whereby Sprint would become a wholly owned subsidiary of Parent and (b) Sprint's proposed acquisition of all of the remaining equity interests in Clearwire not currently held by Sprint. Additionally, for purposes of the unaudited pro forma book value per common share, the amount was computed as if the above transactions had been completed on March 31, 2013 as well as the additional equity capitalization of Parent. Refer to "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page S-87 for additional information regarding unaudited pro forma adjustments. Additionally, the amount of stock exchanged in the SoftBank Merger may vary as described under "The Merger Agreement Amendment — Structure of the SoftBank Merger — Merger Consideration" beginning on page S-66. These amounts do not necessarily reflect future per share amounts of losses from continuing operations and book value per share of New Sprint.

The following comparative historical and unaudited pro forma per share data is derived from the historical consolidated financial statements of Sprint and Clearwire and adjusted to give pro forma effect to agreements and events that are directly attributable to the transactions described above. The information below should be read in conjunction with the audited historical financial information and accompanying notes of Parent, beginning on page F-2 to the proxy statement-prospectus, of Sprint, included in its Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into the proxy statement-prospectus, and of Clearwire, which are included in Sprint's Annual Report on Form 10-K for the year ended December 31, 2012. The information below should also be read in conjunction with the unaudited historical financial information as of and for the three month period ended March 31, 2013 and accompanying notes of Parent beginning on page S-114. You should also read the "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page S-87.

	Sprint		Starburst II	
	Historical	Unaudited pro forma Equivalent[1]	Historical	Unaudited Pro Forma Combined
As of and for the three months ended March 31, 2013				
Loss from continuing operations per common share:				
Basic and Diluted	$(0.21)	$(0.24)	$ (2.99)	$(0.24)
Cash dividends per common share	—	—	—	—
Book value per common share	$ 2.15	NA	$1,001.57	$ 7.17
As of and for the year ended December 31, 2012				
Loss from continuing operations per common share:				
Basic and Diluted	$(1.44)	$(1.45)	$ (8.55)	$(1.45)
Cash dividends per common share	—	—	—	—
Book value per common share	$ 2.35	NA	$1,001.43	NA

(1) The exchange ratio for the Sprint shareholders electing stock as merger consideration is 1:1.

EXHIBIT B

COMPARISON OF RIGHTS OF HOLDERS OF SPRINT COMMON STOCK AND NEW SPRINT COMMON STOCK

This section of the proxy statement-prospectus describes the material differences between the rights of holders of Sprint common stock and the holders of the New Sprint common stock to be issued in the SoftBank Merger. The following description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the form of amended and restated certificate of incorporation and amended and restated bylaws of New Sprint as will be in effect at the effective time of the SoftBank Merger, which are attached as Exhibits B and C, respectively, to the Merger Agreement included as Annex A to this proxy statement-prospectus, beginning on pages Annex A-84 and Annex A-99, respectively, and the amended and restated articles of incorporation of Sprint and the amended and restated bylaws of Sprint, which are attached as Exhibits 3.1 and 3.2, respectively, to Sprint's Annual Report on Form 10-K for the year ended December 31, 2012, all of which are incorporated in this proxy statement-prospectus by reference. While each of SoftBank and Sprint believes that the following chart covers the material differences with respect to the rights of holders of Sprint common stock and the holders of New Sprint common stock, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which refer for a more complete understanding of the differences among the rights of a stockholder of Sprint and New Sprint.

Sprint is incorporated under the laws of the State of Kansas, and the rights of its stockholders are governed by Kansas law and by its articles of incorporation and bylaws. New Sprint is incorporated under the laws of the State of Delaware, and the rights of its stockholders are governed by Delaware law and by its certificate of incorporation and bylaws. If the SoftBank Merger is completed, current Sprint stockholders will become stockholders of New Sprint, and their rights will be governed by Delaware law and the certificate of incorporation and bylaws of New Sprint.

The following table summarizes the difference in the charter documents and other instruments of New Sprint and Sprint that could materially affect the rights of the Sprint stockholders after the effective time of the SoftBank Merger.

In addition to the provisions described in the following table, New Sprint's certificate of incorporation and bylaws will contain various provisions relating to required approvals by members of the board of directors to approve certain actions, restrictions on conduct of competing businesses by SoftBank, allocation of corporate opportunities between New Sprint and SoftBank and a mandatory requirement that SoftBank offer to purchase all of the outstanding shares of New Sprint common stock under certain circumstances, in each case as described further in "Control and Management of New Sprint After the SoftBank Merger—Limitations, Restrictions and Conditions SoftBank's Conduct of Business and Exercise of Rights" beginning on page 180.

New Sprint	Sprint
Authorized Capital Shares	
• 9,000,000,000 shares of voting common stock • 1,000,000,000 shares of non-voting common stock • 20,00,000 shares of preferred stock	• 6,000,000,000 shares of Series 1 common stock • 500,000,000 shares of Series 2 common stock • 100,000,000 shares of non-voting common stock • 20,000,000 shares of preferred stock
Voting Rights	
• One vote for each share of voting common held • Except as required by the Delaware General Corporate Law, shares of non-voting common stock shall have no voting power	• For Series 1 common stock, one vote for each share held • For Series 2 common stock, 10% of one vote for each share held (except one vote for each share if voting common stock is voting together as a separate class)

<table>
<tr><th>New Sprint</th><th>Sprint</th></tr>
<tr><td colspan="2">Number and Election of Directors</td></tr>
<tr><td>
• The board of directors shall consist of 10 members.
• New Sprint's articles of incorporation and bylaws provide that each director will be elected for a one-year term and will hold office until the next annual meeting of stockholders until a successor has been elected and qualified to serve, except in the case of the director's prior death, resignation, retirement, disqualification or removal from office.
• During the 24 months immediately following the effective time of the SoftBank Merger, so long as SoftBank's ownership of New Sprint common stock does not fall below 50% and then remain below 50% for 90 consecutive days, the board of directors shall consist of: (i) the chief executive officer of New Sprint, (ii) three independent directors (under applicable NYSE requirements) designated by SoftBank, (iii) three directors of Sprint (prior to the effective time of the SoftBank Merger) proposed by Sprint and reasonably acceptable to SoftBank and (iv) three directors designated by SoftBank.
• Following this two-year period, for one year, the board of directors shall consist of (i) the chief executive officer of New Sprint, (ii) six independent directors (under applicable NYSE requirements) and (iii) three directors designated by SoftBank.
• Following these time periods, the board of directors shall at all times include not less than three independent directors (under applicable NYSE requirements) or such greater number of independent directors as may be required by applicable law or applicable rules of any stock exchange on which New Sprint is traded. If SoftBank's ownership of New Sprint common stock falls below 50% and then remains below 50% for 90 consecutive days, the board of directors shall include a number of directors designated by SoftBank that is proportional to SoftBank's voting interest.
• It is anticipated that at all times one of the directors designated by SoftBank, subject to U.S. government approval, will serve as the "Security Director" pursuant to the anticipated Network Security Agreement.
</td><td>
• Shares of non-voting common stock have no voting power except as required by Kansas law
• The board of directors shall consist of between 8 and 20 members.
• Sprint's articles of incorporation provide that each director will be elected for a one-year term and will hold office until the next annual meeting of stockholders until a successor has been elected and qualified to serve, except in the case of the director's prior death, resignation, retirement, disqualification or removal from office.
• Sprint's bylaws provide that if as of a date that is 14 days in advance of the date Sprint files its definitive proxy statement with the SEC the number of nominees exceeds the number of directors to be elected, a nominee shall be elected by the vote of a plurality of shares represented in person or by proxy at the meeting and entitled to vote in the election of directors. In any other election, a nominee will be elected if the votes cast for that nominee exceed the votes cast against that nominee.
</td></tr>
</table>

New Sprint	Sprint
The Security Director will administer New Sprint's compliance with, and will be authorized and empowered to comply with and perform his obligations under, the anticipated Network Security Agreement. The Security Director will also be a member of the Compensation Committee of New Sprint's board of directors.	
Vacancies on the Board of Directors and Removal of Directors	
• Vacancies and newly created directorships shall only be filled, so long as SoftBank's ownership of New Sprint common stock does not fall below 50% and then remain below 50% for 90 consecutive days, by the affirmative vote of stockholders of record holding of record capital stock of New Sprint representing at least a majority of the voting power of then outstanding shares of capital stock entitled to vote in the election of directors. If SoftBank's ownership of New Sprint common stock falls below 50% and then remains below 50% for 90 consecutive days, vacancies and newly created directorships shall be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. • Directors may resign at any time by giving written notice. • Directors may be removed from office, with or without cause, by the holders of shares of capital stock having a majority of the voting power of the shares entitled to vote in the election of directors. • Directors designated by SoftBank may be removed, with or without cause, by SoftBank. • Notwithstanding the prior two bulleted paragraphs, removal of the Security Director will be subject to the additional requirements of the anticipated Network Security Agreement.	• Sprint's articles of incorporation provide that, except for vacancies voted into office by preferred stockholders, any vacancy on the board • of directors may be filled by the affirmative vote of the majority of directors then in office, provided that (1) at any time when there is only one such director so elected and then serving, such director may fill such vacancy and (2) at any time when there are no such directors then serving, the stockholders entitled to elect the director who will fill such vacancy shall have the right to fill such vacancy. Directors elected as a result of a vacancy shall hold office until the next annual meeting of stockholders and until a successor has been elected and qualified to serve. • Sprint's bylaws provide that directors may resign at any time by giving written notice to the chairman of the board with a copy to the corporate secretary. • Under Kansas law, directors may be removed, with or without cause, by the holders of a majority of the outstanding shares then entitled to vote at an election of directors.

New Sprint	Sprint
Amendments to the Certificate of Incorporation	
• New Sprint shall reserve the right to amend the certificate of incorporation or any provision thereof in any manner provided by Delaware law. • Generally, under Delaware law, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of holders of a majority of the outstanding stock entitled to vote on the amendment. • The number of authorized shares of any class or classes of capital stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of all of the issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. • The provisions of New Sprint's certificate of incorporation (i) governing revisions to the bylaws with respect to stockholder meetings, notice of stockholder meetings and the number of directors and (ii) relating to New Sprint's transactions and relationships with SoftBank may be altered, amended, or repealed only by the affirmative vote of holders of capital stock entitled to vote thereon representing more than 66 2/3% of the shares entitled to vote thereon. • The provisions of New Sprint's certificate of incorporation governing revisions to the bylaws with respect to board composition that will become applicable following such time as SoftBank's ownership of New Sprint common stock has fallen below 50% and then remained below 50% for 90 consecutive days may be altered, amended, or repealed only by the affirmative vote of holders of capital stock entitled to vote thereon representing more than 90% of the shares entitled to vote thereon. • The provisions of New Sprint's certificate of incorporation governing revisions to the bylaws with respect to board composition that will remain applicable so long as SoftBank's ownership of New Sprint has not fallen below 50% and then remained below 50% for 90 consecutive days may be altered, amended, or repealed only by the affirmative vote of holders of capital stock representing at least a majority	• Sprint reserves the right to amend the articles of incorporation or any provision thereof in any manner provided by Kansas law. • Generally, under Kansas law, an amendment to a corporation's articles of incorporation requires the approval of the board of directors and the approval of holders of a majority of the outstanding stock entitled to vote on the amendment. • Sprint's articles of incorporation provide that, except as otherwise provided by the terms of any outstanding non-voting or preferred stock, holders of voting common stock, voting together as a separate class, will be entitled to vote upon a proposed amendment to the articles of incorporation if such amendment would (1) increase or decrease the aggregate number of authorized shares of voting common stock, (2) increase or decrease the par value of the shares of voting common stock or (3) alter or change the powers, preferences or special rights of the shares of voting common stock so as to affect them adversely.

New Sprint	Sprint
of both (i) the voting power of then outstanding shares of capital stock entitled to vote thereon and (ii) the then outstanding shares of capital stock other than the shares owned by SoftBank. • The provisions of New Sprint's certificate of incorporation governing revisions to the bylaws with respect to the re-election of directors and the approval of matters during the 24 months immediately following the effective time of the SoftBank Merger as well as the provisions governing amendments to the certificate of incorporation may be altered, amended, or repealed only by the affirmative vote of holders of capital stock representing at least a majority of both (i) the voting power of then outstanding shares of capital stock entitled to vote thereon and (ii) the then outstanding shares of capital stock other than the shares owned by SoftBank. • The provisions of New Sprint's certificate of incorporation governing SoftBank's business activities, corporate opportunities and the purchase of New Sprint common stock by SoftBank may be altered, amended, or repealed only by the affirmative vote of holders of capital stock representing at least a majority of both (i) the voting power of then outstanding shares of capital stock entitled to vote thereon and (ii) the then outstanding shares of capital stock other than the shares owned by SoftBank.	
Amendments to Bylaws	
• New Sprint's bylaws may be altered, amended, or repealed by the board of directors or by the affirmative vote of the holders of not less than a majority of the voting power represented by the issued and outstanding shares of New Sprint common stock entitled to vote thereon, subject to certain exceptions. • The provisions of New Sprint's bylaws governing stockholder meetings, notice of stockholder meetings and the number of directors may be altered, amended, or repealed only by the affirmative vote of the holders of capital stock representing at least a majority of the voting power of then outstanding shares of capital stock entitled to vote thereon. • The provision of New Sprint's bylaws governing board composition that will become applicable following such time as SoftBank's ownership of	• Sprint's bylaws provide that the bylaws may be amended, altered or repealed by either the board of directors or in such other manner as may from time to time be authorized by the laws of the State of Kansas; except that the board of directors may only amend, alter or repeal, or adopt new bylaw provisions that conflict with: (i) any provision of the bylaws that at that time requires the vote of more than two-thirds of the entire board of directors for action to be taken thereunder or (ii) this proviso, in any such case by a resolution adopted by a vote of more than two-thirds of the entire board of directors.

New Sprint	Sprint
New Sprint common stock has fallen below 50% and then remained below 50% for 90 consecutive days may be altered, amended, or repealed only by the affirmative vote of holders of capital stock representing more than 90% of the voting power of then outstanding shares of capital stock entitled to vote thereon. • The provisions of New Sprint's bylaws governing board composition that will remain applicable so long as SoftBank's ownership of New Sprint has not fallen below 50% and then remained below 50% for 90 consecutive days and the election of directors at annual meetings may be altered, amended, or repealed only by the affirmative vote of both the holders of capital stock representing at least a majority of the voting power of then outstanding shares of capital stock entitled to vote thereon and the affirmative vote of holders of capital stock representing at least a majority of then outstanding shares of capital stock other than the shares owned by SoftBank. • The provision of New Sprint's bylaws governing approval for certain matters during the 24 months immediately following the SoftBank Merger may be altered, amended, or repealed only by the board of directors or by both the affirmative vote or holders of capital stock representing at least a majority of the voting power of then outstanding shares of capital stock entitled to vote thereon and the affirmative vote of holders of capital stock representing at least a majority of then outstanding shares of capital stock other than the shares owned by SoftBank.	
Action by Written Consent of Stockholders	
• New Sprint's bylaws shall specifically permit the taking of action that may be taken at an annual meeting or special stockholders' meeting to be taken without a meeting, if a consent or consents in writing are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	• In accordance with Kansas law, Sprint's bylaws provide that any action that may be taken at a stockholders' meeting may be taken without a meeting if a consent or consents in writing setting forth the action so taken are signed by (1) in the case of action described in Kansas Statutes Annotated Section 17-6501(b) (Meetings, Elections, Voting and Notices), the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (2) in the case of any other action, all persons who would be entitled to vote upon such action at a meeting.

<table>
<tr><th>New Sprint</th><th>Sprint</th></tr>
<tr><td colspan="2">Ability to Call Special Meetings of Stockholders</td></tr>
<tr><td>• New Sprint's bylaws shall provide that special stockholders' meetings of stockholders may be called only by the board of directors, pursuant to a resolution approved by a majority of the entire board of directors. New Sprint stockholders may not call a special stockholders' meeting.</td><td>• Sprint's bylaws provide that special stockholders' meetings may be called by, and at any time and place determined by, the chairman of the board, the chief executive officer, the president or the board of directors.
• Stockholders may also call a special meeting following receipt by the corporate secretary of a written request for a special meeting from the record holders of shares representing at least 10% of all issued and outstanding common stock entitled to vote at the meeting.</td></tr>
<tr><td colspan="2">Notice of Stockholder Action, Nomination of Directors</td></tr>
<tr><td>• A stockholder may nominate a director or bring business before an annual meeting of stockholders after providing notice to the Secretary of New Sprint. With certain limited exceptions, such notice must be provided between 90 and 120 days prior to the anniversary of the prior annual meeting.
• Only such business shall be conducted at a special stockholders' meeting as was brought before the meeting pursuant to New Sprint's notice of meeting.
• A stockholder may nominate a director at a special stockholders' meeting after providing notice to the Secretary of New Sprint. Such notice must be provided not earlier than 120 days nor later than 90 days prior to the special stockholders' meeting (or, if later, 15 days after announcement of the special stockholders' meeting).</td><td>• Sprint's bylaws provide that a stockholder may nominate a director or bring business before an annual meeting of stockholders after providing notice to the corporate secretary. With certain limited exceptions, such notice must be provided between 120 and 150 days prior to the anniversary of the prior annual meeting.
• Sprint's bylaws provide that at any annual stockholders' meeting, business brought before the meeting must be (1) specified in the notice of meeting given by or at the direction of the board of directors, (2) otherwise properly brought before the annual meeting by or at the direction of the board of directors or (3) otherwise properly brought before the annual meeting by a stockholder.
• Sprint's bylaws provide that nominations for directors at an annual meeting of stockholders may be made by or at the direction of the board of directors or by any stockholder entitled to vote for the election of directors at the meeting after providing notice to the corporate secretary.
• Sprint's bylaws provide that at a special stockholders' meeting, business brought before the meeting must be (1) specified in the notice of meeting given by or at the direction of the board of directors or (2) otherwise properly brought before the meeting by or at the direction of the board of directors.</td></tr>
</table>

New Sprint	Sprint
Approval of Business Combinations	
• New Sprint's certificate of incorporation shall not opt out of Section 203 of the Delaware General Corporate Law providing that to approve of a "business combination" with an interested stockholder, the affirmative vote of holders of at least 66 2/3% of the outstanding shares of New Sprint common stock not owned by the interested stockholder is required.	• Kansas law generally prohibits a corporation from engaging in any "business combination" with an interested stockholder for three years after such person becomes an interested stockholder, unless (i) before that time a corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation's voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and shares held by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer; or (iii) at or after that time the business combination is approved by the corporation's board of directors and authorized at a stockholders' meeting by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. This provision is applicable to Sprint only until May 15, 2013, after which it will no longer be effective.
Limitation of Personal Liability of Directors and Officers	
• New Sprint's certificate of incorporation shall provide that, to the fullest extent permitted by Delaware law and except for certain limited exceptions, no director shall be personally liable for monetary damages for breach of fiduciary duty by such director as a director.	• Sprint's articles of incorporation provide that, except for certain limited exceptions to the extent provided by applicable law, no director shall be personally liable for monetary damages for breach of fiduciary duty by such director as a director.

New Sprint	Sprint
Indemnification of Directors and Officers	
• New Sprint's bylaws shall indemnify its officers, directors, employees and agents to the fullest extent allowable under Delaware law. This indemnity shall include the right to be paid, in advance, by New Sprint the expenses incurred in defending any proceeding. • New Sprint's bylaws shall authorize it to provide insurance for its directors, officers, employees or agents against any liability asserted against such person, whether or not New Sprint would have the power to indemnify such a person under Delaware law. • New Sprint's bylaws will also provide that to the fullest extent permitted by applicable law, the indemnification, reimbursement and other related obligations under the bylaws will apply to any act or omission of the Security Director taken pursuant to the anticipated Network Security Agreement or by the Security Director in the performance of his obligations thereunder.	• Sprint's bylaws indemnify its directors, officers and employees. This indemnity includes the right to be paid, in advance, by Sprint upon receipt of a satisfactory undertaking by or on behalf of the director, officer or employee to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by Sprint. • Sprint's bylaws also authorize it to provide insurance for its directors, officers or employees against any liability asserted against such person, whether or not Sprint would have the power to indemnify the person under Sprint's bylaws.